TECHNICAL REPORT SUMMARY FRAC SAND RESOURCES AND RESERVES OTTAWA MINE LaSalle County, Illinois Prepared For SMART SAND, INC. Yardley, Pennsylvania By John T. Boyd Company Mining and Geological Consultants Pittsburgh, Pennsylvania, USA Report No. 3555.027 FEBRUARY 2026

John T. Boyd Company Mining and Geological Consultants February 23, 2026 File: 3555.027 Smart Sand, Inc. 1000 Floral Vale Blvd., Ste 225 Yardley, PA 19067 Attention: Mr. Christopher Green Vice President of Accounting and Principal Accounting Officer Subject: Technical Report Summary Frac Sand Resources and Reserves Ottawa Mine LaSalle County, Illinois Ladies and Gentlemen: The John T. Boyd Company (BOYD) was retained by Smart Sand, Inc. (Smart Sand) to independently prepare estimates of mineral resources and mineral reserves— hereafter referred to as frac sand resources and frac sand reserves, respectively—for the Ottawa Mine (or “Ottawa”) as of December 31, 2025. This Technical Report Summary (TRS) has been prepared to support Smart Sand’s disclosure of the subject frac sand resources and frac sand reserves in accordance with Subpart 1300 and Item 601(b)(96) of Regulation S-K (collectively, “S-K 1300”) as adopted by the U.S. Securities and Exchange Commission’s (SEC) on October 31, 2018. Respectfully submitted, JOHN T. BOYD COMPANY By: Ronald L. Lewis Managing Director and COO Q:\ENG_WP\3555.027 SS - Utica FY25\Report Work\Draft 1\Cover Letter.docx Chairman James W. Boyd President John T. Boyd II CEO Carlos F. Barrera Managing Director and COO Ronald L. Lewis Vice Presidents Robert J. Farmer Jisheng (Jason) Han John L. Weiss Michael F. Wick William P. Wolf Managing Director - Australia Jacques G. Steenekamp Managing Director - China Rongjie (Jeff) Li Managing Director – South America Carlos F. Barrera Pittsburgh 4000 Town Center Boulevard, Suite 300 Canonsburg, PA 15317 (724) 873-4400 (724) 873-4401 Fax jtboydp@jtboyd.com Denver (303) 293-8988 jtboydd@jtboyd.com Brisbane 61 7 3232-5000 jtboydau@jtboyd.com Beijing 86 10 6500-5854 jtboydcn@jtboyd.com Bogota +57-3115382113 jtboydcol@jtboyd.com www.jtboyd.com

JOHN T. BOYD COMPANY TABLE OF CONTENTS Page LETTER OF TRANSMITTAL TABLE OF CONTENTS GLOSSARY AND ABBREVIATIONS 1.0 EXECUTIVE SUMMARY ............................................................................. 1-1 1.1 Introduction ....................................................................................... 1-1 1.2 Property Description and Location ................................................... 1-2 1.3 Geology ............................................................................................. 1-2 1.4 Exploration ........................................................................................ 1-4 1.5 Frac Sand Reserves .......................................................................... 1-4 1.6 Operations ......................................................................................... 1-6 1.6.1 Mining .................................................................................... 1-6 1.6.2 Processing ............................................................................ 1-6 1.6.3 Infrastructure ......................................................................... 1-7 1.7 Financial Analysis ............................................................................. 1-7 1.7.1 Market Analysis ..................................................................... 1-7 1.7.2 Capital and Operating Costs ................................................. 1-8 1.7.3 Economic Analysis ................................................................. 1-9 1.8 Regulation and Liabilities ................................................................ 1-10 1.9 Conclusions ..................................................................................... 1-10 2.0 INTRODUCTION .......................................................................................... 2-1 2.1 Registrant .......................................................................................... 2-1 2.2 Purpose and Terms of Reference .................................................... 2-1 2.3 Expert Qualifications ......................................................................... 2-2 2.4 Principal Sources of Information ....................................................... 2-3 2.4.1 Personal Inspections ............................................................ 2-4 2.4.2 Reliance on Information Provided by the Registrant ............ 2-4 2.4.3 Verification of Information ..................................................... 2-4 2.4.4 Other Relevant Data and Information ................................... 2-5 2.5 Report Version .................................................................................. 2-5 2.6 Units of Measure ............................................................................... 2-5

TABLE OF CONTENTS - Continued Page JOHN T. BOYD COMPANY 3.0 PROPERTY OVERVIEW ............................................................................. 3-1 3.1 Description and Location .................................................................. 3-1 3.2 History ............................................................................................... 3-1 3.3 Property Control ................................................................................ 3-2 3.4 Adjacent Properties ........................................................................... 3-2 3.5 Regulation and Liabilities .................................................................. 3-2 3.6 Accessibility, Local Resources, and Infrastructure .......................... 3-3 3.7 Physiography .................................................................................... 3-3 3.8 Climate .............................................................................................. 3-4 4.0 GEOLOGY .................................................................................................... 4-1 4.1 Regional Geology ............................................................................. 4-1 4.2 Property Geology .............................................................................. 4-2 4.2.1 General Stratigraphy ............................................................ 4-2 4.2.2 Structural Geology ................................................................ 4-4 4.3 Frac Sand Geology ........................................................................... 4-5 5.0 EXPLORATION DATA ................................................................................. 5-1 5.1 Background ....................................................................................... 5-1 5.2 Exploration Procedures .................................................................... 5-1 5.2.1 Drilling and Sampling ............................................................ 5-1 5.2.2 Frac Sand Testing ................................................................. 5-2 5.2.3 Other Exploration Methods ................................................... 5-3 5.3 Laboratory Testing Results ............................................................... 5-3 5.3.1 Grain Size Distribution ........................................................... 5-3 5.3.2 Grain Shape (Sphericity and Roundness) ............................. 5-3 5.3.3 Acid Solubility ......................................................................... 5-4 5.3.4 Turbidity ................................................................................. 5-4 5.3.5 Crush Resistance .................................................................. 5-4 5.3.6 Quality Summary ................................................................... 5-4 5.4 Data Verification ................................................................................ 5-5

TABLE OF CONTENTS - Continued Page JOHN T. BOYD COMPANY 6.0 FRAC SAND RESOURCES AND RESERVES ....................................... 6-1 6.1 Applicable Standards and Definitions ............................................... 6-1 6.2 Frac Sand Resources ....................................................................... 6-2 6.2.1 Methodology .......................................................................... 6-2 6.2.2 Classification ......................................................................... 6-4 6.2.3 Estimation Criteria ................................................................. 6-4 6.2.4 Frac Sand Resource Estimate .............................................. 6-5 6.2.5 Validation .............................................................................. 6-6 6.3 Frac Sand Reserves ......................................................................... 6-6 6.3.1 Methodology .......................................................................... 6-6 6.3.2 Classification ......................................................................... 6-6 6.3.3 Frac Sand Reserve Estimate ................................................ 6-8 6.3.4 Significant Risks and Uncertainties ...................................... 6-9 6.3.5 Reconciliation with Previous Estimates ................................ 6-9 7.0 MINING OPERATIONS .............................................................................. 7-1 7.1 Mining Method .................................................................................. 7-1 7.2 Mine Schedule, Equipment, and Staffing ......................................... 7-2 7.3 Engineering and Planning ................................................................. 7-2 7.4 Mine Sequence and Production ....................................................... 7-2 7.5 Mining Risks ...................................................................................... 7-3 8.0 PROCESSING OPERATIONS ................................................................... 8-1 8.1 Processing Method ........................................................................... 8-1 8.1.1 Wet Plant .................................................................................. 8-1 8.1.2 Decant/Dry Plant ....................................................................... 8-2 8.1.3 Storage and Loadout ................................................................ 8-2 8.2 Production .......................................................................................... 8-3 8.3 Processing Risks ............................................................................... 8-3 9.0 MINE INFRASTRUCTURE .......................................................................... 9-1 9.1 Overview ........................................................................................... 9-1 9.2 Transportation ................................................................................... 9-1 9.3 Utilities ............................................................................................... 9-1 9.4 Tailings Disposal ............................................................................... 9-2 9.5 Other Structures and Facilities ......................................................... 9-2

TABLE OF CONTENTS - Continued

			Page
10.0	MARKET ANALYSIS		10-1
	10.1	Market Background	10-1
		10.1.1 Frac Sand	10-1
		10.1.2 Industrial Sand	10-3
	10.2	Historical Sales	10-4
	10.3	Market Outlook	10-6
		10.3.1 Frac Sand	10-6
		10.3.2 Industrial Sand	10-8
	10.4	Market Entry Strategies	10-9
	10.5	Future Sales	10-9
11.0	CAPITAL AND OPERATING COSTS		11-1
	11.1	Basis of Capital and Operating Cost Estimates	11-1
	11.2	Capital Expenditures	11-1
		11.2.1 Historical Capital Expenditures	11-1
		11.2.2 Projected Capital Expenditures	11-2
	11.3	Operating Costs	11-2
		11.3.1 Historical Operating Costs	11-2
		11.3.2 Projected Operating Costs	11-3
12.0	ECONOMIC ANALYSIS		12-1
	12.1	Approach	12-1
	12.2	Assumptions and Limitations	12-2
	12.3	Financial Model Results	12-3
	12.4	Sensitivity Analysis	12-5
13.0	PERMITTING AND COMPLIANCE		13-1
	13.1	Permitting Requirements and Status	13-1
	13.2	Environmental Studies	13-2
	13.3	Waste Disposal and Water Management	13-2
	13.4	Compliance	13-2
	13.5	Plans, Negotiations, or Agreements	13-2
	13.6	Post-Mining Land Use and Reclamation	13-3
	13.7	Local Procurement and Hiring	13-3
14.0	INTERPRETATION AND CONCLUSIONS		14-1
	14.1	Findings	14-1
	14.2	Significant Risks and Uncertainties	14-1
	14.3	Recommendations	14-2

JOHN T. BOYD COMPANY

TABLE OF CONTENTS - Continued Page JOHN T. BOYD COMPANY List of Tables 1.1 Ottawa Mine Frac Sand Reserves as of December 31, 2025 ...................... 1-5 1.2 Ottawa API/ISO Test Results by Product Size (2011 Composite Samples) 1-5 1.3 Ottawa API/ISO Test Results by Product Size (2018 Composite Samples) 1-6 5.1 Weighted Average Particle Size Distribution (% By Mesh Size) .................. 5-3 5.2 Ottawa API/ISO Test Results by Product Size (2011 Composite Samples) 5-4 5.3 Ottawa API/ISO Test Results by Product Size (2018 Composite Samples) 5-5 6.1 Ottawa Property Drill Hole Spacing Parameters .......................................... 6-4 6.2 Ottawa Mine Frac Sand Reserves as of December 31, 2025 ...................... 6-8 10.1 Historical Sales Data .................................................................................. 10-4 10.2 Frac Sand and Industrial Sand Sales Forecast ......................................... 10-9 11.1 Historical Capital Expenditures ................................................................... 11-1 11.2 Forecasted Capital Expenditures ................................................................ 11-2 11.3 Historical Operating Costs ........................................................................... 11-3 11.4 Forecasted Operating Costs ........................................................................ 11-4 12.1 Financial Results ......................................................................................... 12-3 12.2 Annual Production and Cash Flow Forecast ............................................... 12-4 12.3 DCF-NPV Analysis ....................................................................................... 12-5 12.4 After-Tax NPV12 Sensitivity Analysis ($ millions) ........................................ 12-5 13.1 Ottawa Mine Permit Summary .................................................................... 13-1

TABLE OF CONTENTS - Continued Page JOHN T. BOYD COMPANY List of Figures 1.1 General Location Map ................................................................................... 1-3 4.1 Generalized Stratigraphic Chart, LaSalle County, Illinois ............................. 4-3 4.2 Cross Section A-A’ ......................................................................................... 4-7 6.1 Relationship Between Frac Sand Resources and Frac Sand Reserves ..... 6-2 6.2 Proven and Probable Reserves ..................................................................... 6-7 6.3 Reconciliation with Previous Frac Sand Reserve Estimate ........................ 6-10 7.1 Ottawa Quarry Pit Looking North .................................................................. 7-1 8.1 Ottawa Wet Processing Plant ........................................................................ 8-2 8.2 Decant Shed and Dry Processing Plant ........................................................ 8-3 10.1 Frac Sand Sales by Mesh Size ................................................................... 10-5 10.2 Frac Sand Sales by Basin/Play ................................................................... 10-5 10.3 Industrial Sand Sales by Industry ................................................................ 10-6 Q:\ENG_WP\3555.027 SS - Utica FY25\WP\Report\TOC.doc

1 JOHN T. BOYD COMPANY GLOSSARY OF ABBREVIATIONS AND DEFINITIONS 000 : Thousand(s) $ : US dollar(s) AMSL : Above mean sea-level API : American Petroleum Institute API/ISO : API RP 19C/ISO 13503-2, Measurement of Properties of Proppants Used in Hydraulic Fracturing and Gravel-packing Operations BNSF : Burlington Northern Santa Fe BOYD : John T. Boyd Company Constant Dollar : A monetary measure that is not influenced by inflation and used to compare time periods. Sometimes referred to as “real dollars”. DCF : Discounted Cash Flow DDA : Depreciation, depletion, and amortization expenses Discount Rate : A rate of return used to discount future cash flows based on the return investors expect to receive from their investment. EBIT : Earnings before interest and taxes EBIAT : Earnings before interest after taxes EBITDA : Earnings before interest, taxes, depreciation, and amortization E&P : Exploration and production EUR : Estimated ultimate recovery – the forecast cumulative quantity of hydrocarbons that can be economically produced from a well, reservoir, or field over its productive lifetime. Frac Sand : Frac sand is a naturally occurring, high silica content quartz sand, with grains that are generally well rounded and exhibit high compressive strength characteristics relative to other silica sand. It is utilized as a prop or “proppant” in unconventional shale frac well completions. Frac Sand Resource : A Frac Sand Resource is a concentration or occurrence of sand material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Frac Sand Resource is a reasonable estimate of mineralization, taking into account relevant factors such as quality specifications, likely mining dimensions, location or continuity, that, with the assumed and justifiable

2 GLOSSARY OF ABBREVIATIONS AND DEFINITIONS - Continued JOHN T. BOYD COMPANY technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled. Frac Sand Reserve : A Frac Sand Reserve is an estimate of tonnage and grade or quality of Frac Sand Resource that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Frac Sand Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. ft : Feet – a unit of linear measurement equal to 12 inches or 0.3048 meters. IDNR : Illinois Department of Natural Resources IEPA : Illinois Environmental Protection Agency Indicated Frac Sand Resource : An Indicated Frac Sand Resource is that part of a Frac Sand Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing, and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Frac Sand Resource has a lower level of confidence than that applying to a Measured Frac Sand Resource and may only be converted to a Probable Frac Sand Reserve. Inferred Frac Sand Resource : That part of a Frac Sand Resource for which quantity and quality are estimated based on limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Frac Sand Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Frac Sand Resource has the lowest level of geological confidence of all Frac Sand Resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Frac Sand Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Frac Sand Reserve. IRR : Internal rate-of-return ISO : International Organization for Standardization lb : Pound

3

GLOSSARY OF ABBREVIATIONS AND DEFINITIONS - Continued

LOM	:	Life-of-Mine
Measured Frac Sand Resource	:	A Measured Frac Sand Resource is that part of a Frac Sand Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling, and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Frac Sand Resource has a higher level of confidence than that applying to either an Indicated Frac Sand Resource or an Inferred Frac Sand Resource. It may be converted to a Proven Frac Sand Reserve or to a Probable Frac Sand Reserve.
Mesh	:	A measurement of particle size often used in determining the size distribution of granular material. In the U.S., standard mesh (or sieve) size is defined as the number of openings in one square inch of a screen. For example, a 36-mesh screen will have 36 openings while a 150-mesh screen will have 150 openings. Since the size of the screen (one square inch) is constant, the higher the mesh number the smaller the screen opening and the smaller the particle that will pass through. The following table provides mesh dimensions which are commonly referenced in frac sand specifications:

	Opening Size		
Mesh	inches	mm	microns
20	0.0331	0.850	850
30	0.0232	0.600	600
35	0.0197	0.500	500
40	0.0165	0.425	425
50	0.0117	0.300	300
70	0.0083	0.212	212
100	0.0059	0.180	180
140	0.0041	0.105	105
200	0.0029	0.075	75

Mine-gate	:	The location at which finished product leaves the mine or processing facility, with all mining and processing complete, but prior to transportation or delivery beyond the mine site. With regards to pricing, “mine-gate price” refers to the sales price of finished product at the point of shipment from the mine or processing facility, excluding transportation, storage, handling, and other downstream logistics costs incurred beyond the mine site.

JOHN T. BOYD COMPANY

4 GLOSSARY OF ABBREVIATIONS AND DEFINITIONS - Continued JOHN T. BOYD COMPANY Mineral Reserve : See “Frac Sand Reserve” Mineral Resource : See “Frac Sand Resource” Modifying Factors : The factors that a qualified person must apply to Indicated and Measured Frac Sand Resources and then evaluate to establish the economic viability of Frac Sand Reserves. A qualified person must apply and evaluate modifying factors to convert Measured and Indicated Frac Sand Resources to Proven and Probable Frac Sand Reserves. These factors include, but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project. MSHA : Mine Safety and Health Administration. A division of the U.S. Department of Labor. NTU : Nephelometric turbidity units NPV : Net Present Value NWS : Northern White Sands Probable Frac Sand Reserve : A Probable Frac Sand Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Frac Sand Resource. The confidence in the Modifying Factors applying to a Probable Frac Sand Reserve is lower than that applying to a Proven Frac Sand Reserve. Proppant Sand : See “Frac Sand” Proven Frac Sand Reserve : A Proven Frac Sand Reserve is the economically mineable part of a Measured Frac Sand Resource. A Proven Frac Sand Reserve implies a high degree of confidence in the Modifying Factors. psi : Pounds per square inch QP : Qualified Person ROM : Run-of-Mine. The as-mined including in-seam clay partings mined with the sand, and out-of-seam dilution. SEC : U.S. Securities and Exchange Commission SG&A : Selling, general, and administrative S-K 1300 : Subpart 1300 and Item 601(b)(96) of the U.S. Securities and

5 GLOSSARY OF ABBREVIATIONS AND DEFINITIONS - Continued JOHN T. BOYD COMPANY Exchange Commission’s Regulation S-K Smart Sand : Smart Sand, Inc. Surficial : Relating to the earths surface or the geology that is on the surface. Ton : Short Ton. A unit of weight equal to 2,000 pounds tph : Tons per Hour TRS : Technical Report Summary WIP : Work-in-process Q:\ENG_WP\3555.027 SS - Utica FY25\WP\Report\Glossary.docx

1-1 JOHN T. BOYD COMPANY 1.0 EXECUTIVE SUMMARY 1.1 Introduction Smart Sand’s Ottawa Mine is an active surface sand mining and processing operation that has been producing finished proppant sand and industrial sand (collectively referred to as “frac sand,” unless otherwise specified) products from the Saint Peter Sandstone Formation since commencing operations in 2014. BOYD was retained by Smart Sand to complete an update to our initial independent technical estimate (BOYD Report No. 3555.022A) of frac sand resource and frac sand reserve estimates for the Ottawa Mine. The purpose of this TRS is threefold: (1) to summarize technical and scientific information for the subject property, (2) to provide the conclusions of our review of the information for the property, and (3) to provide statements of frac sand resources and frac sand reserves for the Ottawa Mine in accordance with the disclosure requirements set forth in Subpart 1300, Item 601(b)(96) of the U.S. Security Exchange’s (SEC) Regulation S-K (S-K 1300). BOYD’s findings are based on our detailed examination of the supporting geologic, technical, and economic information obtained from: (1) data, reports, and other information provided by Smart Sand, (2) existing BOYD work files and reports, (3) discussions with Smart Sand personnel, (4) records on file with regulatory agencies, (5) data, reports, and other information from public sources, and (6) nonconfidential information in BOYD’s possession. Our investigation was performed to obtain reasonable assurance that Smart Sand’s frac sand resource and frac sand reserve statements are free from material misstatement. This report provides results of an update to an initial independent estimate of the frac sand resources and frac sand reserves underlying the Ottawa property. The basis for these estimates is a volumetric geologic model estimating the frac sand resources and frac sand reserves originally completed by BOYD in July 2020. Updated site-specific and operational information was provided by Smart Sand to bring this estimate current as of the effective date of this report. Unless otherwise noted, the effective date of the information provided herein, including estimates of frac sand resources and frac sand reserves, is December 31, 2025.

1-2 JOHN T. BOYD COMPANY 1.2 Property Description and Location Smart Sand’s Ottawa Mine is located in LaSalle County, Illinois. The mine exploits the Saint Peter Sandstone Formation which is extensively mined for frac sand in the area. Smart Sand controls approximately 819 contiguous acres of property which is reportedly owned fee simple. The general location of the subject property is provided in Figure 1.1, following this page. 1.3 Geology Northern white sands (NWS) are generally located in the north-central portion of the United States (Minnesota, Wisconsin, and Illinois, with lesser amounts in Arkansas and Iowa). NWS is found in poorly cemented Cambrian and Ordovician sandstones and in unconsolidated alluvial deposits locally derived from these sandstones. The Saint Peter, Jordan, Wonewoc, and Mount Simon formations are the primary sources of NWS. The Ottawa Property’s target silica bearing formation is the Ordovician Age Saint Peter Sandstone, which is a massive formation in areal extent and thickness. On a regional basis, the Saint Peter ranges in thickness from a few feet to over 700 ft, with a general thickness of 100 ft to 200 ft. In northern Illinois, the thickness of the Saint Peter can reach over 300 ft. The surface of the Ottawa property is overlain by clays, sandy gravels, peat, and a limestone caprock overburden interval, ranging in thickness from 57 ft to 77 ft, with an average thickness of approximately 66 ft. The Saint Peter Sandstone deposit on the Ottawa property is flat lying with no evidence of faulting, and has been eroded to an average thickness of approximately 100 ft. The formation is a white to buff in color, with fine to medium grained ortho-quartzite. It contains rounded, clear polished quartz sand grains with minor secondary silica and clay cement. Care must be taken in defining the presence of erosion channels, which can replace the critical upper portion of the Saint Peter Sandstone locally. Grain size distribution drives mine planning as the deposit is coarser in its upper half. Iron tends to be concentrated near the surface and is visible in orange staining. Iron also increases nearing the bottom sandstone contact, occurring mostly as pyrite. In areas of the deposit where the upper part of the formation is eroded, multiple mining faces must operate to ensure an adequate composition of run-of-mine (ROM) material is fed to the processing plants in order to meet product size specifications.

1-4 JOHN T. BOYD COMPANY 1.4 Exploration Based on information provided, there were several exploration drilling campaigns performed on the Ottawa property. The most recent campaign was completed in 2024. Overall, there have been 30 drill holes completed on the property. However, BOYD utilized the results of only 15 exploration holes to develop the geologic model of the Ottawa deposit, as many previous drilling records lacked particle size analyses and/or accurate lithology thickness data. The lithologic data obtained from the 15 drill holes utilized, along with results of the particle size distribution analyses (tested on 10 ft increments) were the principal sources of information used to define the extent of the overburden and sandstone intervals on the subject property. These data were compiled into a database for input into the geologic model. BOYD opines, although the available data was limited in scope and detail, that the overall data provided look to be sufficient for the purposes of evaluating and estimating frac sand resources and reserves on the Ottawa property. 1.5 Frac Sand Reserves This report provides an estimate of frac sand reserves for Smart Sand’s Ottawa Mine in accordance with the requirements set forth in S-K 1300. The estimate was independently completed by BOYD. This report, and previous reports, include a thorough geologic investigation of the property, appropriate modeling of the deposit, development of life-of-mine (LOM) plans, and consideration of the relevant processing, economic (including independent estimates of capital, revenue, and cost), marketing, legal, environmental, socio-economic, and regulatory factors. Smart Sand’s estimated surface mineable frac sand reserves for the Ottawa Mine total 125.3 million saleable product tons, as of December 31, 2025.

1-5

Table 1.1, below, presents the estimated frac sand Reserve tons by product (size), that are anticipated to be produced at Smart Sand's Ottawa Mine.

Table 1.1: Ottawa Mine
Frac Sand Reserves as of December 31, 2025

Mesh Size	Product Tons (000) by Classification		
	Proven	Probable	Total
20/40	27,960	8,660	36,620
40/70	53,856	18,159	72,015
70/140	12,362	4,340	16,702
Total	94,178	31,159	125,337

The reported reserves include only frac sand which is reportedly owned as of December 31, 2025. It is BOYD's opinion that extraction of the reported frac sand reserves is technically achievable and economically viable after the consideration of potentially material modifying factors.

Projecting finished frac sand product sales of approximately 840,000 tons per year in 2026, ramping up to a projected 1.0 million tons per year by 2030 and then remaining constant, the operation has an expected LOM of approximately 124 years.

Composite samples collected during the 2011 and 2018 exploration campaigns were tested by Stim-Lab, Duncan, Oklahoma (Stim-Lab) for API RP 19C/ISO 13503-2 (API/ISO) frac sand characteristic testing. Testing was performed on the 20/40, 30/50, 40/70, and 70/140-mesh (100-mesh) product sizes.

Results from the 2011 samples, provided to Stim-Lab in August 2011, are presented in Table 1.2, below.

Table 1.2: Ottawa API/ISO Test Results by Product Size (2011 Composite Samples)

Test	Result 20/40-mesh	API RP 19C Recommended Specification	Result 40/70-mesh	Result 70/140-mesh*	API RP 19C Recommended Specification
Sphericity	0.7	≥ 0.6	0.6	0.6	≥ 0.6
Roundness	0.7	≥ 0.6	0.6	0.6	≥ 0.6
Acid Solubility (%)	0.6	≤ 2.0	0.9	1.2	≤ 3.0
Turbidity (NTU)	44	≤ 250	35	35	≤ 250
K-Value (000 psi)	6	-	7	9	-

*Currently, 70/140-mesh frac sand does not have an API/ISO specification.

JOHN T. BOYD COMPANY

1-6

Results from the 2018 samples, provided to Stim-Lab in August 2018, are presented in Table 1.3, below.

Table 1.3: Ottawa API/ISO Test Results by Product Size (2018 Composite Samples)

Test	Result 20/40-mesh	Result 30/50-mesh	API RP 19C Recommended Specification	Result 40/70-mesh	Result 70/140-mesh*	API RP 19C Recommended Specification
Sphericity	0.8	0.8	≥ 0.6	0.7	0.7	≥ 0.6
Roundness	0.7	0.7	≥ 0.6	0.6	0.6	≥ 0.6
Acid Solubility (%)	0.3	0.3	≤ 2.0	0.3	-	≤ 3.0
Turbidity (NTU)	9	12	≤ 250	7	-	≤ 250
K-Value (000 psi)	6	7	-	8	-	-

*Currently, 70/140-mesh frac sand does not have an API/ISO specification.

Testing suggests that the Ottawa Mine produces frac sand products which meet minimum API/ISO recommended testing characteristics. BOYD notes that the Ottawa Operation has a prior history of selling various frac sand sized products to its E&P and drilling services customers since 2014.

1.6 Operations

1.6.1 Mining

The Ottawa Mine produces approximately 800,000 to 1 million tons of finished sand products per year. The quarry exploits the Saint Peter sandstone formation which is extensively mined in the Ottawa-Utica, Illinois area. To produce 800,000 tons of frac sand product, approximately 1 million tons of ROM sand is uncovered, drilled, blasted, and then hauled to the slurry plant. Conventional excavators, front-end loaders, articulated haul trucks and dozers are used to strip the overburden and recover the sand.

Currently the mine pit operates two, 10-hour shifts, four days per week resulting in a 40-hour work week per shift. A 10-hour Friday shift is added if needed. Generally, there are seven employees on the day shift and five employees on the night shift.

The sand is mined, processed, and stored on one contiguous property. Finished product is generally trucked to the nearby Peru, Illinois rail loadout for transport on the Burlington Northern Santa Fe (BNSF) rail line. Production from the operation commenced in 2014.

1.6.2 Processing

The Ottawa Mine commenced operations in 2014. Initially, the work-in-process (WIP) sand was railed to a dry process plant in Corpus Christi, Texas. In 2018, a 1.6 million tons per year dry process plant was constructed on-site and has since been utilized to

JOHN T. BOYD COMPANY

1-7 JOHN T. BOYD COMPANY finish frac sand product. The ROM sand material is hauled to an in-pit feed hopper where it is slurried and pumped to an enclosed wet process plant. Following removal of oversize and waste (< 140-mesh) material, the sand is pumped to a decant facility adjacent to the drying and screening plant. After decanting, the sand is reclaimed, dried, and screened into the various frac sand size products, before being placed into truck dump silos. Finished sand is then either trucked to local industrial customers or to the nearby BN rail loadout facility. The wet plant employs typical screen-hydrosizer-cyclone classification and dewatering methods and also has an ultrafine circuit and thickener. The wet plant operates two, 10- hour shifts, four days per week. A drag chain arrangement reclaims dryer sand from the top of the decant/dry shed pile and conveys the sand to a 250 tons per hour (tph) natural gas fired dryer. Dry sand is then screened into predominantly 20/40, 30/50,40/70, and 70/140 (“100 Mesh”) mesh size finished frac sand products. The finished products are stored in four 2,000-ton truck loadout silos. 1.6.3 Infrastructure The Ottawa Mine is serviced by three phase power and a natural gas pipeline routed along U.S. highway 6, north of the property. Plant process water is supplied by water collected in the pit and ponds, and wash process water is recycled after fines are removed via settling with a flocculent in a thickener and series of constructed ponds. On-site facilities include a scale house, office, shop, and a quality laboratory located in the dry process plant. 1.7 Financial Analysis 1.7.1 Market Analysis The North American frac sand market has structurally shifted from long-haul NWS to lower-cost in-basin sands, driven primarily by logistics efficiency and cost optimization following the 2014–2016 oil price downturn. Today, in-basin sand dominates bulk volumes—particularly in the Permian Basin—while NWS retains a defensible niche in high-stress or performance-sensitive wells where superior conductivity and crush strength materially improve production outcomes. Smart Sand’s operations are well positioned within this evolving market structure. Historical sales increased from approximately 3.2 million tons in 2021 to 5.4 million tons in 2025, although average selling prices declined to $26.28 per ton in 2025 due to broader market pricing pressures. Approximately 94% of sales volume consisted of frac

1-8 JOHN T. BOYD COMPANY sand, with industrial sand representing a smaller but strategically important segment. Frac sand sales were concentrated in the Marcellus and Bakken basins, which together accounted for nearly 68% of total frac sand shipments in 2025. Contract sales accounted for approximately 69% of frac sand volume, providing revenue stability, while industrial sand sales were largely conducted on a spot basis. Industrial sand markets provide diversification benefits and exhibit more stable demand fundamentals compared to frac sand. Key end-use sectors include foundry, glass manufacturing, and building products, which together accounted for approximately 80% of industrial sand sales. Demand in these sectors is driven by long-term economic factors such as construction activity, manufacturing output, infrastructure investment, and population growth, resulting in relatively stable and predictable consumption patterns. Looking forward, demand for NWS frac sand is expected to remain stable, supported by continued drilling in high-stress reservoirs and increasing completion intensity. However, in-basin sand will continue to dominate bulk volumes due to cost advantages. Supply of high-quality NWS is constrained by geological and permitting limitations, supporting its premium market position. Industrial sand demand is expected to grow modestly over the long term, supported by diversified end markets and favorable macroeconomic trends. Sales projections for the Ottawa Mine indicate stable long-term production, with total forecasted sales of approximately 125 million tons through the life of the mine at a projected weighted-average selling price of approximately $24.71 per ton. Overall, the operation is expected to benefit from established customer relationships, diversified end markets, and the continued need for high-quality silica sand in both energy and industrial applications. 1.7.2 Capital and Operating Costs The Ottawa Mine is a mature frac sand operation with well-established production, capital, and operating cost structures supported by historical performance and internal forecasts. Based on BOYD’s evaluation and experience with similar mining operations, the capital and operating cost estimates are considered reasonable and reliable, with an expected accuracy range of approximately ±20%. The operation is currently in steady-state production and does not require significant development or expansion capital to maintain planned output levels. Capital expenditures are primarily limited to sustaining capital required to maintain equipment, infrastructure, and operational efficiency. Historical capital spending was approximately

1-9 JOHN T. BOYD COMPANY $0.21 per ton sold in 2024 and $7.03 per ton sold in 2025, highlighting the discretionary nature of capital spending. Projected sustaining capital expenditures are forecast at approximately $1.37 per ton sold in 2026, declining to approximately $1.13 per ton sold in 2030 and thereafter. These modest capital requirements reflect the mine’s mature infrastructure and lack of dependence on major future capital investment. Operating costs are stable and predictable, reflecting consistent mining, processing, logistics, and site-level administrative expenses. Historical cash production costs were approximately $21.51 per ton sold in 2025, and projected life-of-mine operating costs are expected to remain consistent at an average of approximately $20.94 per ton sold. These projections are based on expected labor, consumables, power, maintenance, and equipment costs, and exclude corporate overhead and royalties. Overall, the Ottawa Mine’s low sustaining capital requirements, stable operating cost structure, and mature operational profile support continued reliable production and long-term economic viability. 1.7.3 Economic Analysis The economic analysis prepared by John T. Boyd Company evaluates the economic viability of the Ottawa Mine’s frac sand reserves using a discounted cash flow (DCF) methodology based on projected production, revenues, operating costs, and capital expenditures over the remaining life of the mine. Cash flows were modeled on an after- tax basis using constant 2025 dollar terms and discounted at a 12% rate (NPV12), consistent with standard mining industry practice for reserve economic evaluations. Based on available operating data, budget forecasts, and cost assumptions, Boyd concluded that the production forecasts and financial projections are reasonable and sufficient to assess the economic viability of the frac sand reserves. The Ottawa Mine is projected to produce approximately 161.4 million tons of ROM material, yielding approximately 125.3 million tons of finished frac sand over an estimated remaining mine life of 124 years. Total projected revenues are approximately $3.1 billion, based on a weighted average mine gate sales price of $24.71 per ton, with average cash production costs of $20.94 per ton and total life-of-mine capital expenditures of approximately $141.7 million. These projections result in estimated pre-tax and after-tax life-of-mine cash flows of approximately $144.3 million and a base case NPV12 of $9.6 million, confirming that the frac sand reserves generate positive economic returns under the assumed operating and pricing conditions. The analysis reflects no income tax liability over the evaluation period, as projected net income

1-10 JOHN T. BOYD COMPANY remains negative due to depreciation and amortization expenses exceeding operating income. Sensitivity analysis demonstrates that the project’s economic performance is highly sensitive to changes in product pricing and operating costs, with pricing representing the most significant value driver. At the base case operating cost assumption, a 20% decrease in revenue results in a materially negative NPV, while a 20% increase in revenue significantly increases project value. Conversely, relatively modest changes in operating costs also materially impact project economics, although capital expenditure variations have minimal effect on NPV. Across a range of discount rates from 8% to 15%, NPV remains positive, further supporting the economic viability of the reserves under reasonable market and operating conditions. The Ottawa Mine benefits from operational flexibility supported by existing infrastructure capacity and demonstrated operating history. Smart Sand has the ability to adjust production levels, manage operating costs, and prioritize higher-margin product specifications in response to changes in market demand and pricing conditions. These operational capabilities, combined with the positive projected cash flows and sensitivity- tested financial resilience, support the conclusion that the Ottawa Mine’s frac sand reserves are economically viable over the projected life of the operation. 1.8 Regulation and Liabilities The Ottawa Mine’s operations are predominantly regulated by LaSalle County, Illinois and the State of Illinois concerning reclamation of the site. Air emissions are regulated by the Illinois Environmental Protection Agency. Based on our review of information provided by Smart Sand and available public information, it is BOYD’s opinion that the Ottawa Mine’s record of compliance with applicable mining, water quality, and environmental regulations is generally typical for that of the industry. BOYD is not aware of any regulatory violation or compliance issue which would materially impact the frac sand reserve estimate. 1.9 Conclusions It is BOYD’s overall conclusion that Smart Sand’s Ottawa Mine frac sand reserves, as reported herein: (1) were prepared in conformance with accepted industry standards and practices, and (2) are reasonably and appropriately supported by technical evaluations, which consider all relevant modifying factors. We do not believe there is other relevant

1-11 JOHN T. BOYD COMPANY data or information material to the Ottawa Property that would render this technical report summary misleading. Our conclusions represent only informed professional judgment. The ability of Smart Sand, or any mine operator, to recover all of the reported frac sand reserves is dependent on numerous factors that are beyond the control of, and cannot be anticipated by, BOYD. These factors include mining and geologic conditions, the capabilities of management and employees, the securing of required approvals and permits in a timely manner, future sand prices, etc. Unforeseen changes in regulations could also impact performance. Opinions presented in this report apply to the site conditions and features as they existed at the time of BOYD’s investigations and those reasonably foreseeable. Q:\ENG_WP\3555.022 SS - YE 2022 S-K 1300\3555.022A - Utica\CH-1 - Executive Summary.docx

2-1 JOHN T. BOYD COMPANY 2.0 INTRODUCTION 2.1 Registrant Smart Sand is a fully integrated frac and industrial sand supply and services company focused on the mining, processing, and distribution of Northern White frac and industrial sands, an essential material in hydraulic fracturing for oil and gas that boosts hydrocarbon recovery. The company delivers end-to-end logistics solutions, transporting sand efficiently from the mine to the wellsite, with innovative storage and delivery systems such as SmartDepot™ silos and SmartPath® transloaders. In addition to serving the oil and gas sector, Smart Sand also provides sand products for industrial manufacturers and a variety of other industrial applications. Smart Sand, incorporated in Delaware in July 2011 and headquartered in Yardley, Pennsylvania, is a publicly traded company listed on NASDAQ under the ticker SND. Additional information regarding Smart Sand can be found on their website at www.smartsand.com. 2.2 Purpose and Terms of Reference Smart Sand retained BOYD to independently prepare and present estimates of frac sand resources and frac sand reserves for the Ottawa Mine in accordance with the disclosure requirements set forth in S-K 1300. As such, the purpose of this TRS is threefold: (1) to summarize technical and scientific information for the subject mining property, (2) to provide the conclusions of our review of the information for the property, and (3) to provide statements of frac sand resources and frac sand reserves for the Ottawa Mine. BOYD’s opinions and conclusions are based on our detailed review of the supporting geologic, technical, and economic information provided by Smart Sand, which was used in formulating the estimates of frac sand resources and frac sand reserves disclosed in this report. We independently estimated the frac sand resources and frac sand reserves from first principles using exploration information provided by Smart Sand or by third-party experts engaged by Smart Sand. We employed standard engineering and geoscience methods, or a combination of methods, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of mining property evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

2-2 JOHN T. BOYD COMPANY The ability of Smart Sand, or any mine operator, to recover all the estimated frac sand reserves presented in this report is dependent on numerous factors that are beyond the control of, and cannot be anticipated by, BOYD. These factors include mining and geologic conditions, the capabilities of management and employees, the securing of required approvals and permits in a timely manner, future sand prices, etc. Unforeseen changes in regulations could also impact performance. Opinions presented in this report apply to the site conditions and features as they existed at the time of BOYD’s investigations and those reasonably foreseeable. This report is intended for use by Smart Sand, subject to the terms and conditions of its professional services agreement with BOYD. We also consent to Smart Sand filing this TRS with the SEC pursuant to S-K 1300. Except for the purposes legislated under U.S. securities law, any other uses of or reliance on this report by any third party is at that party’s sole risk. 2.3 Expert Qualifications BOYD is an independent consulting firm specializing in mining-related engineering and financial consulting services. Since 1943, BOYD has completed over 4,000 projects in the United States and more than 90 other countries. Our full-time staff comprises experts in: civil, environmental, geotechnical, and mining engineering; geology; mineral economics; and market analysis. Our extensive experience in frac sand resource and reserve estimation and our knowledge of the subject properties, provides BOYD with an informed basis to opine on the frac sand resources and frac sand reserves available at the Ottawa Sand Mine. An overview of BOYD can be found on our website at www.jtboyd.com. The individuals primarily responsible for the preparation of this report and the estimates of frac sand reserves presented herein are by virtue of their education, experience, and professional association considered qualified persons (QPs) as defined in S-K 1300. Neither BOYD nor its staff employed in the preparation of this report have any beneficial interest in Smart Sand, and are not insiders, associates, or affiliates of Smart Sand. The results of our assignment were not dependent upon any prior agreements concerning the conclusions to be reached, nor were there any undisclosed understandings concerning any future business dealings between Smart Sand and BOYD. This report was prepared in return for fees based on agreed-upon commercial rates, and the payment for our services was not contingent upon our opinions regarding the project or approval of our work by Smart Sand and its representatives.

2-3 JOHN T. BOYD COMPANY 2.4 Principal Sources of Information The information, estimates, opinions, and conclusions presented herein are informed by: (1) data, reports, and other information provided by Smart Sand, (2) discussions with Smart Sand personnel, (3) records on file with regulatory agencies, (4) data, reports, and other information from public sources, and (5) nonconfidential information in BOYD’s possession. The following information was provided by Smart Sand: • Exploration records (e.g., drill hole location maps, drilling logs, and lab testing summaries) • Mapping data, including: - Property control boundaries - Infrastructure locations - Easement and right-of-way boundaries - Topographic site surveys - Recent mining extents • Overview of processing operations and detailed flow diagrams • Preliminary business plans • Historical information, including: - Production reports and reconciliation statements - Financial statements - Product sales and pricing - Mine plans - Site plans - Operational data • Files related to mining and operating permits Work files prepared for, and information contained in, the following BOYD reports were utilized to prepare the estimates of frac sand resources and frac sand reserves disclosed herein: John T. Boyd Company. Technical Report Summary: Frac Sand Resources and Reserves, Utica Mine, LaSalle County, Illinois, Report No. 3555.022 (January 2022). John T. Boyd Company. Technical Report Summary: Frac Sand Resources and Reserves, Utica Mine, LaSalle County, Illinois, Report No. 3555.022A (February 2024).

2-4 JOHN T. BOYD COMPANY Any other information from sources external to BOYD and/or Smart Sand is referenced accordingly. The data and work papers used in the preparation of this report are on file in our offices. 2.4.1 Personal Inspections The most recent personal inspections of the Ottawa operation were made by two of BOYD’s senior geology and mining staff—both qualified persons—on October 27, 2021. The site visit included: (1) observation of the active mining operations, (2) a tour of the mine site’s surface infrastructure, and (3) a detailed discussion of the mine plan. BOYD’s representatives were accompanied by Smart Sand management, who openly and cooperatively answered questions regarding, but not limited to: site geology, mining conditions and operations, equipment usage, labor relations, operating and capital costs, current and proposed processing operations, and frac sand marketing. 2.4.2 Reliance on Information Provided by the Registrant In the preparation of this report, BOYD has relied, exclusively and without independent verification, upon information furnished by Smart Sand with respect to: • Property title and status • Encumbrances, easements, and rights-of-way • Permits, bonds, and reclamation liability • Sustainability initiatives • Surface tailings management • Mine closure requirements and plans • Monitoring/compliance requirements for protected areas/species • Community relations • Market overview and strategy • Product specifications • Marketing and sales contracts • Income tax rates • Inflation and discount rates Our opinions and conclusions regarding this information are provided in the relevant sections of this report. 2.4.3 Verification of Information BOYD exercised due care in reviewing the information provided by Smart Sand within the scope of our expertise and experience (which is in technical and financial mining issues) and concluded the data are reasonable and reliable considering the status of the subject properties and the purpose for which this report was prepared.

2-5 JOHN T. BOYD COMPANY We have no reason to believe that any material facts have been withheld or misstated, or that further analysis may reveal additional material information. However, the accuracy of the results and conclusions of this report are reliant on the accuracy of the information provided by Smart Sand. While we are not responsible for any material omissions in the information provided for use in this report, we accept responsibility for the disclosure of information contained herein which is within the scope of our expertise. 2.4.4 Other Relevant Data and Information BOYD is not aware of any additional information that would materially affect the frac sand resource and frac sand reserve estimates reported herein. 2.5 Report Version The effective (i.e., “as of”) date of this TRS is December 31, 2025. The estimates of frac sand resources and frac sand reserves and supporting information presented in this report are effective as of December 31, 2025. This is the third TRS for the Ottawa Mine filed by Smart Sand. This report supersedes the previously filed TRSs and any predated estimates of frac sand resources or frac reserves for the Ottawa Mine. Users of this document should ensure that this is the most recent disclosure of frac sand resources and frac sand reserves for the Ottawa Mine, as it is no longer valid if more recent estimates are available. 2.6 Units of Measure The U.S. customary measurement system has been used throughout this report. Tons are short tons of 2,000 pounds-mass. Volumes and tonnages have been rounded to reflect estimate precision; minor differences generated by rounding are not considered material to the disclosed estimates. Unless otherwise stated, currency is expressed in U.S. Dollars ($). Historic prices and costs are presented in nominal (i.e., unadjusted) dollars. Future dollar values are expressed on a constant (i.e., unescalated) basis as of the effective date of this report. \\jtb-7\boyd\eng_wp\3871.010 Smart Sand - fy2024\wp\report\ch-2 - introduction.docx

3-1 JOHN T. BOYD COMPANY 3.0 PROPERTY OVERVIEW 3.1 Description and Location Smart Sand’s Ottawa Mine is an active surface frac sand mining and processing operation that produces premium branded NWS product for use in the hydraulic fracturing process (known as “fracking”) to produce petroleum fluids, such as oil, natural gas, and natural gas liquids. Figure 6.2 (page 6-7) shows the general layout of the Ottawa property, including locations of mine offices and ancillary facilities, processing plants, loadout facilities, and current and former mining pits. The Ottawa Mine is located in LaSalle County, Illinois, on a contiguous block of property totaling approximately 819 acres with surface and mineral rights reportedly owned in fee by Smart Sand. The subject property is situated approximately five miles west of the city of Ottawa, and approximately 60 miles southwest of Chicago. Ottawa’s off-site rail transloading facility is located in Peru, Illinois, approximately 7 miles west of the mining operation. Geographically, the Ottawa frac sand processing plant is located at approximately 41°20'51.18"N latitude and 88°57'25.85"W longitude. 3.2 History Smart Sand’s Ottawa Mine has operated since 2014, mining and producing premium NWS for use in the oil and gas industry. NWS has historically been extensively mined, via surface mining operations, in the north central portion of the United States (Minnesota, Wisconsin, and Illinois, and to lesser extents in Arkansas and Iowa). The primary sources of NWS are from the Ordovician Age Saint Peter, and the Cambrian Age Jordan, Wonewoc, and Mount Simon Formations, which are mineable at the surface throughout an area spanning from south central Minnesota into Wisconsin and portions of Northern Illinois. Smart Sand purchased the Ottawa Operation from Eagle Materials in September 2020. Eagle Materials originally purchased the Ottawa Property as a greenfield in 2012, developing the property and commencing mining and wet processing operations in 2014. Ottawa’s Mine Safety and Health Administration (MSHA) identification number (1103253) was assigned in 2012.

3-2 JOHN T. BOYD COMPANY 3.3 Property Control The Ottawa Property comprises approximately 819 contiguous acres of surface and subsurface mineral rights reportedly owned in fee by Smart Sand. It is BOYD’s understanding that there are no additional royalties, overriding or limited royalties, working interests, production payments, net profit interests, or other mineral interests in the Ottawa Property. 3.4 Adjacent Properties A majority of Illinois frac sand mining activity occurs in LaSalle County. Mining activity in this region exploits the Ordovician Age Saint Peter Formation Sandstone, primarily for the purpose of producing frac sand, although the relatively clean nature of the deposit lends to other industrial uses as well, such as foundry applications and glass sands. Nearby frac sand mines include U.S. Silica’s Ottawa operation and Iron Oak Energy’s Wedron operation, located approximately three and nine miles east of Smart Sand’s Ottawa operation, respectively. There is no information included in the preparation of this report that has been sourced from adjacent operations. 3.5 Regulation and Liabilities The Ottawa Mine operates under several permits and must comply with various other federal, state, and municipal regulations that do not require a specific permit. Smart Sand reports that necessary permits are in place or applied for to support immediate operations. New permits or permit revisions may be necessary from time to time to facilitate future operations. Given sufficient time and planning, Smart Sand should be able to secure new permits, as required, to maintain its planned operations within the context of the current regulations. Smart Sand pays property taxes to the local government in LaSalle County in order to maintain ownership of the Ottawa property. To the extent known to BOYD, there are no current violations, fines, liens, or other significant factors or risks that may affect access, title, or the right or ability to perform work on the Ottawa property.

3-3 JOHN T. BOYD COMPANY 3.6 Accessibility, Local Resources, and Infrastructure Smart Sand’s Ottawa Mine is located near a number of small towns in north-central Illinois. Ottawa has a population of about 18,000, and county-wide, LaSalle County has a population of over 108,000, based on 2019 population estimates. General access to the Ottawa Mine is via a well-developed network of primary and secondary roads serviced by state and local governments. These roads offer direct access to the mine and processing facilities and are open year-round. Primary vehicular access to the property is via U.S. Highway 6, with nearby access to Interstate 80 and Interstate 39. The Ottawa operation utilizes an off-site rail loadout facility located in Peru, Illinois, approximately 7 miles west of the site, with access to the BNSF rail network to transport a majority of its finished frac sand product. Local industrial customers load over the road trucks from the operation’s storage silos. Several regional airports are within just over an hour’s drive from the mine, and the nearest major international airports, Chicago O’Hare International Airport and Chicago Midway International Airport, are less than two hours by road. Reliable sources of three phase electrical power, natural gas, and other miscellaneous materials are readily available. Water supplied to the operation is via various sources such as, on-site wells, on-site ponds, and public water. 3.7 Physiography The Ottawa Property is located in the Bloomington Ridged Plain of the Central Lowland Province within the Fox Valley and Illinois River Valley regions of northern Illinois. The Bloomington Ridged Plain consists of Wisconsinian Age tills characterized by low, broad moraines. Most of LaSalle County is drained by the Illinois River and its tributaries, the Fox, Vermilion, and Little Vermilion Rivers. The Illinois River flows into the Mississippi River, eventually reaching the Gulf of Mexico. The Illinois River is approximately 2.5 miles south of the Ottawa property. Starved Rock State Park is approximately 3 miles to the southwest, along the southern bank of the Illinois River. Care must be taken in defining the presence of paleochannels, which may replace the critical upper portion of the Saint Peter Sandstone Formation locally.

3-4 JOHN T. BOYD COMPANY Surface topography of the Ottawa property is relatively flat lying, ranging from approximately 590 ft amsl to 640 amsl. Land cover in the immediate area consists of vegetated prairies that have been primarily utilized for agriculture purposes, with interspersed marshes, wetlands, and occasional small groves of forested areas. 3.8 Climate Near the Ottawa operation, summers are typically warm and humid; winters are cold and windy; skies are partly cloudy for most of the year. Average high temperatures may range from 14ºF to 85ºF, with the months of June-August being the hottest, and November-March exhibiting average lows at or below freezing (32ºF). Average annual rainfall is approximately 36 in, with approximately 82 days of rainfall annually. Average annual snowfall is approximately 25 in, with an average 13 days per year of notable snowfall. In general, the operating season for the Ottawa Mine is year-round. Adverse weather conditions seldom restrict or interfere with the mining, processing, and loading operations; however, extreme weather conditions may temporarily impact operations. Severe thunderstorms may often produce heavy rainfall and winds, resulting in periodic flooding of some portions of the region. Although rare, the area may experience tornadoes and flash floods from extreme weather events. q:\eng_wp\3555.027 ss - utica fy25\report work\draft 1\ch-3 - property description.docx

4-1 JOHN T. BOYD COMPANY 4.0 GEOLOGY 4.1 Regional Geology NWS are generally located in the north-central portion of the United States (Minnesota, Wisconsin, and Illinois, and to lesser extents in Arkansas and Iowa). NWS is found in poorly cemented Cambrian and Ordovician sandstones and in unconsolidated alluvial deposits locally derived from these sandstones. The Saint Peter, Jordan, Wonewoc, and Mount Simon Formations are the primary sources of NWS. Smart Sand’s Ottawa Mine is located in the northern extents of the Illinois Basin region. The Illinois Basin covers approximately 110,000 square miles, encompassing nearly all of the state of Illinois, extending into southwestern Indiana, and western Kentucky. The project area is positioned on an uplifted section of the LaSalle Anticlinorium, which was folded and pushed upwards as much as 2,500-ft during deformation. During the Pleistocene Epoch, glaciation had formed over much of the state, and then eventually retreated. Between the combination of glaciers griding away surface rock as they advanced, and the subsequent inundations of meltwater as the glaciers retreated, much of the overlying material was eroded away. The Ottawa operation mines and processes sands from the Middle Ordovician Age Saint Peter Sandstone, which is a massive formation in areal extent and thickness. The formation is found principally in the area drained by the Mississippi River and its tributaries, spanning north to south from Minnesota to Arkansas, and east to west from Illinois into Nebraska and South Dakota. On a regional basis, the Saint Peter ranges in thickness from a few feet to over 1,200 ft, with a localized thickness between 100 ft to 200 ft. Sand comprising the Saint Peter Formation was originally deposited in clear shallow waters, near advancing marine shorelines dominated by eolian dune and beach processes. Since deposition, the formation has experienced several episodes of subsidence and uplift. Except where it has been removed by erosion, the Saint Peter covers most of the Illinois Basin at depths varying from a few feet to almost 7,000 ft. The formation outcrops in four principal areas of northern Illinois: (1) the Ottawa-Utica- Millington area, where it outcrops along the Illinois and Fox rivers; (2) the Oregon-Dixon area; (3) the Brookville-Harper area; and (4) the Calhoun County area. In northern Illinois, the thickness of the formation has been reported to reach over 300 ft; however, it generally occurs as a 100 ft to 200 ft thick sandstone bed. Variations in the thickness of

4-2 JOHN T. BOYD COMPANY the Saint Peter are primarily related to a combination of post depositional erosional processes and its highly irregular lower boundary. The Saint Peter Sandstone is a super-mature quartz arenite (approximately 99% quartz in composition) that consists primarily of well-sorted, fine- to medium-sized, well-rounded quartz grains that are friable or weakly cemented and generally free from clay, carbonates, and heavy minerals. On a regional basis, the formation exhibits grain size that generally ranges from coarser in the upper section, to finer in the lower section. As a rule, the lower portion of the formation is fine-grained with iron, alumina, and carbonate contamination increasing with depth. 4.2 Property Geology 4.2.1 General Stratigraphy The Saint Peter Sandstone is the only stratigraphic unit of economic interest at the Ottawa operation and is very uniform in depositional nature and continuity throughout much of the surrounding region. BOYD considers the subject silica sand deposit to be of low geologic complexity. Ordovician and Pennsylvanian sedimentary strata comprise the uppermost stratigraphic units underlying the surface of the Ottawa property. These units primarily include bedrock of, in order of deposition: Ordovician Age Prairie du Chien, Ancell, Platteville, and Galena Groups, and Pennsylvanian Age Carbondale Formation deposits. Locally, Quaternary alluvium is found at the surface, consisting generally of glacial tills with moderate amounts of gravel, sand, and silt. A generalized stratigraphic chart of the surficial geologic units in LaSalle County, Illinois is presented in Figure 4.1, on the following page.

4-3

System	Group	Formation
Quaternary	Undifferentiated Plesitocene-age alluvium consisting of glacial tills, gravels, sands, and silts.	
Pennsylvanian	Carbondale	
	Raccoon Creek	Tradewater
Ordovician	Galena	
	Platteville	
	Ancell	Glenwood
		St. Peter
	Prairie du Chien	Shakopee

Figure 4.1: Generalized Stratigraphic Chart, LaSalle County, Illinois

The following text discusses the strata encountered on and around the Ottawa Property, in depositional order.

Shakopee Formation

The Shakopee Dolomite of the Prairie du Chien Group is composed of argillaceous to pure, very fine-grained dolomite with some thin beds of medium-grained, cross-bedded sandstone, medium-grained dolomite, green to light gray shale, and buff siltstone.

Saint Peter Formation

The Saint Peter Sandstone unconformably overlies the Shakopee Dolomite formation and is composed of three members. The lower unit, the Kress Member, consists of chert conglomerate with beds of red and green shale and medium- to coarse-grained sandstone. The remainder of the Saint Peter Formation is composed of well-rounded, well-sorted, medium- to coarse-grained sandstone of the Tonti and Starved Rock Members, in depositional order. Locally, the upper part of the Saint Peter can be poorly consolidated, becoming more consolidated with depth.

Glenwood Formation

The Glenwood Formation is a highly varied unit of poorly sorted sandstone, impure dolomite, and green shale overlying the Saint Peter Sandstone. These sandstones have a distinctive bimodal, or "pudding stone," texture, with medium grains of well-rounded quartz sand, like those of the Sain Peter, but contained in a matrix of very fine sand and coarse silt. The Glenwood sandstones also contain a variety of heavy minerals, including

JOHN T. BOYD COMPANY

4-4 JOHN T. BOYD COMPANY abundant garnet. This unit is generally not present in the immediate vicinity of the Ottawa operation but can be found south of the property. Platteville and Galena Formations The Platteville and Galena Formations are often combined due to consisting mainly of carbonate sequences of limestone and dolomite. These formations are typically present south of the Ottawa operation, but not in the immediate area of study. Tradewater and Carbondale Formations These Pennsylvanian strata are predominantly clastic and contain subordinate amounts of coal and limestone. While these formations are not found within the boundaries of the Ottawa property, they comprise the primary near-surface bedrock strata south of the bluffs that border the Illinois River Valley. Undifferentiated Quaternary Alluvium Surface geology consists of what is mapped as the Quaternary Age Cahokia Alluvium, an unconsolidated interval of poorly sorted silts, clays, and sand and gravels. Thickness of this unit varies greatly in the region but is very thin within the Illinois River Valley. 4.2.2 Structural Geology The Saint Peter Sandstone at Ottawa lies very near the surface (thereby creating favorable mining conditions) primarily for two reasons: Firstly, one of the most prominent structural features in the Illinois Basin, the LaSalle Anticlinorium, has uplifted the sandstone formation from its original depth; Secondly, glacial floodwaters of the Late Wisconsin Episode carved the upper reaches of the Illinois River Valley, removing most of strata overlying the Saint Peter Sandstone, leaving the formation in close proximity to the surface as a bedrock bench that is easily identifiable. On the south bank of the Illinois River, Saint Peter Sandstone forms bluffs and outcrops in the valleys incident to the bluffs spanning from Ottawa to Little Rock, Illinois. In this area, the overlying formations are principally Pennsylvanian Age beds, though locally, as at the edge of the bluff in Starved Rock State Park and near Little Rock, the sandstone is bare or is covered with a thin mantle of soil or glacial till. The Saint Peter deposit on the Ottawa property is flat lying with no evidence of faulting, and has been eroded to an average thickness of approximately 100 ft. The formation is a white to buff, with fine to medium grained ortho-quartzite. It contains rounded, clear polished sand quartz grains with minor secondary silica and clay cement. Care must be

4-5 JOHN T. BOYD COMPANY taken in defining the presence of erosion channels, which can replace the critical upper portion of the Saint Peter Sandstone locally. Grain size distribution drives mine planning at the Ottawa Sand Mine. Iron tends to be concentrated near the surface and is visible as orange staining. Iron also increases near the bottom sandstone contact, occurring mostly as pyrite. The deposit is coarser in the upper half, where part of the formation is eroded. Multiple mining faces must operate simultaneously to ensure an adequate composition of ROM material is fed to the processing plants in order to meet frac sand product size specifications. A cross-section through the deposit is provided in Figure 4.2 (page 4-7). 4.3 Frac Sand Geology Frac sand is a naturally occurring, high silica content quartz sand, with grains that are generally well-rounded. The main difference between frac sand and other sands is that frac sand grains are relatively pure in composition, consisting almost entirely of quartz; other sands have numerous impurities that may be cemented to the quartz grains. The pure quartz composition of frac sand grains, along with being well-rounded and spherical in shape, gives these sands the characteristics (crush strength, high acid solubility, low turbidity) that are sought after by oil and gas producers for use in developing wells. The sands mined at Ottawa are NWS that are processed into various high quality frac sand products. Frac sands generally exhibit the following characteristics required by oil and gas producers for use in developing wells: • High-purity – frac sand grains are relatively pure (typically, >95% silicon dioxide) in composition and almost entirely free from contaminants. Typical sand deposits have numerous impurities fused to the silica grains, such as iron, carbonate, potassium, and other trace elements/minerals, which can make them more susceptible to mechanical and chemical alteration. Mineralogical purity of silica content is a characteristic of mature sand, which has been highly reworked and well sorted, so that the mechanically and chemically less-resistant minerals and fine particles have been dissolved or winnowed away. • Homogeneous grain size – hydraulic fracturing procedures require sand in a relatively narrow range of grain sizes which are dependent on the specific geological conditions of the well and the fracking procedures used. Larger sand grains generally provide better permeability, but smaller sand grains are typically stronger. When describing frac sand, the product is frequently referred to as simply the sieve cut, e.g., 20/40 mesh sand—meaning that 90 percent of the sand is fine enough to pass through a 20-mesh sieve and is coarse enough to be retained on a 40-mesh sieve.

4-6 JOHN T. BOYD COMPANY Common frac sand sizes include 20/40 mesh, 30/50 mesh, 40/70 mesh, “100 mesh”, “200 mesh”, and finer. The size ranges for “100 mesh” and “200 mesh” vary significantly between manufacturers. As of the date of this report, finer sands such as 40/70 mesh and “100 mesh” have become more widely utilized in shale gas well fracturing. • High sphericity and roundness – Sphericity and roundness describe the overall shape of the sand grains. Sphericity measures how close the grains approach the shape of a sphere while roundness measures the relative sharpness of corners and curvatures of the grains. Greater sphericity and roundness provide better grain strength and porosity/permeability between grains, allowing better flow of oil and gas from the fractures to the wellhead. A more spherical shape also enables the grains to be carried in the fracking fluid with minimal turbulence. • High crush resistance – Crush resistance of frac sand is dependent upon the hardness and shape of the sand grain. Generally, a high percentage of silica in the sand increases its crush resistance. Additionally, monocrystalline grains are stronger than composite grains. Crush resistance is expressed as a K-value that indicates the highest pressure (rounded to the nearest 1,000 psi) that generates less than 10 weight percent fines (i.e., crushed sand grains). For example, a K-value of 7 means that, at 7,000 psi pressure, no more than 10 weight percent fines were generated, but more than 10 weight percent fines were generated at the next highest pressure. The higher the K-value, the more crush-resistant the sand is. • Low acid solubility – Acid solubility is an indication of the amount of soluble cement or soluble mineral grains (i.e., non-silica contaminants) in the frac sand; low solubility requires a high silica content, as pure quartz tends to be insoluble under normal conditions. • Low turbidity – Turbidity is a measure of the clay, silt, or other fine grains and impurities in the sand. Low turbidity is a result of mineralogical maturity and grain-size sorting in the natural depositional environment. Generally, fine suspended matter in the mined sand is washed out during processing, so this property can be somewhat controlled for the final product. Frac sands are generally characterized by a high silica content, high roundness and sphericity, white color, and lack of deleterious material. Because of their monocrystalline structure, these sands have superior grain strength when compared to other silica sands. q:\eng_wp\3555.027 ss - utica fy25\wp\report\ch-4 - geology.docx

5-1 JOHN T. BOYD COMPANY 5.0 EXPLORATION DATA 5.1 Background Smart Sand acquired the Ottawa property in September 2020 from Eagle Materials. BOYD, in July 2020, prepared an initial Resource and Reserve Estimate for the Ottawa Mine as of the date of acquisition, which utilized available exploration information provided by Smart Sand. Exploration, sampling, and testing completed primarily by previous owners of the subject property, with Smart Sand completing an additional exploratory drill hole in 2024. 5.2 Exploration Procedures 5.2.1 Drilling and Sampling Based on information provided by Smart Sand, there have been several exploration drilling programs performed on the Ottawa property. In total, there have been 30 drill holes completed on the property; however, BOYD utilized the results of only 15 exploration drill holes to develop the geologic model of the Ottawa deposit, as these were the only drill holes with sieve analyses (tested on 10 ft increments) and reliable overburden and sand thickness data available. The lithologic data obtained from the 15 drill holes utilized were compiled into a database for input into the BOYD geologic model. This data was the principal source of information used to define the extent of the overburden volumes, the sand and waste volumes and tonnages, and the corresponding sand product distribution (based on particle size and quality) of the Saint Peter Formation sand underlying the Ottawa property. As neither Smart Sand, nor BOYD, were involved with any of the exploration and sampling activities prior to Smart Sand’s acquisition of the Ottawa Property, no detailed information pertaining to the drilling and sampling equipment utilized, sampling and logging methodologies, or descriptions of field work conducted in relation to this prior exploration was readily available. Smart Sand independently completed one additional exploratory drill hole in 2024 to confirm geologic continuity and particle size distributions in the southern portion of the property, providing BOYD with summary information such as a field log, internally completed sieve testing results, and the drill hole’s location. Due to the lack of detailed information available related to the completed exploration on the Ottawa Property, BOYD is unable to opine on the level of professionalism or whether

5-2 JOHN T. BOYD COMPANY the methodologies and procedures used conformed to generally accepted industry standards. We can, however, confirm that the procedures applied by Stim-Lab for the preparation and analyses of samples provided to the lab were professionally prepared and documented. Although detailed exploration procedures were not available, and much of the resulting data was limited, it is customary to accept basic drilling and quality testing data as provided by the client, subject to the reported results being judged representative and reasonable. As BOYD only utilized those data with adequate lithologic data and lab testing results during our review, we opine that the information utilized is sufficient for the purposes of evaluating and estimating frac sand resources and reserves on the Ottawa property. 5.2.2 Frac Sand Testing Smart Sand provided BOYD with the results of two sets of sand samples (2011 and 2018 campaigns) that were sent to Stim-Lab for API/ISO analysis. Stim-Lab received two sets of various product size samples from the Ottawa property: • Three sand samples labelled “Illinois Cement 20/40”, “Illinois Cement 40/70”, and “Illinois Cement 70/140”, submitted by Eagle Materials on August 3, 2011. • Four sand samples labelled “NWS 20/40”, “NWS 30/50”, “NWS 40/70”, and “NWS 100M” submitted by Northern White Sand, LLC on August 3, 2018. When the samples were received by Stim-Lab, they prepared and analyzed each sample for particle size distribution. The general procedure for particle size distribution analysis was as follows: 1. The sample was dried to remove moisture. 2. A 600- to 1,200-gram subsample was collected and weighed. 3. The subsample was placed in a blender for three minutes to break up the material as much as possible. 4. The blended subsample was then placed on a 200-mesh wash screen, and thoroughly washed to remove any fine materials (e.g., clays and silts). 5. The remaining larger than 200 mesh (+200 mesh) material is then dried and weighed to determine the mass of fines that were washed out (i.e., wash loss). 6. The cleaned subsample was then either placed into a sieve stack of different mesh sizes and agitated for a period of 20 minutes, or run through a high-speed

5-3

photographic particle size analyzer (i.e., CAMSIZER) to determine the particle size distribution of the subsample.

Stim-Lab then prepared each of the sieved sample sizes for API/ISO analysis of frac sand characteristics. Results from the testing grain size distribution analyses and API/ISO testing are summarized in Section 5.3.

5.2.3 Other Exploration Methods

No other methods of exploration (such as airborne or ground geophysical surveys) are reported for the Ottawa property.

5.3 Laboratory Testing Results

The relatively uniform nature of the Saint Peter Sandstone underlying the Ottawa property, combined with the results of independent laboratory testing, indicate the subject property is capable of producing a suite of 20/100-mesh frac sand products that meet various customer specifications.

5.3.1 Grain Size Distribution

Smart Sand provided BOYD with in-place grain size distribution data from the 15 drill holes utilized in our review. Results of these data from the updated Ottawa model are presented in Table 5.1, below.

Table 5.1: Weighted Average Particle Size Distribution (% By Mesh Size)

In-Place					Product		
>20	20/40	40/70	70/100	<100	20/40	40/70	70/100
1	25	48	11	15	29	58	13

The preceding table highlights the relative size consist of the sands found within the Ottawa Property deposit, indicating approximately 84% of the sand particles are concentrated between the “passing 20-mesh” and “retained 100-mesh” size fraction. Moreover, of the 20/100-mesh sand fraction, approximately 71% of the marketable product consists of the finer 40/100-mesh sands.

5.3.2 Grain Shape (Sphericity and Roundness)

Grain shape was analyzed according to API/ISO, Section 7. Under this standard, recommended sphericity and roundness values for proppants are 0.6 or greater. As part of the grain shape analysis, the presence of grain clusters (weakly cemented grain

JOHN T. BOYD COMPANY

5-4

aggregates) and their approximate proportion were not observed in the samples analyzed.

5.3.3 Acid Solubility

Acid solubility was analyzed according to API/ISO, Section 8. Under this standard, 5 grams of sand is treated with 100 milliliters of 12:3 hydrochloric acid to hydrofluoric acid at 150°F for 30 minutes. The recommended maximum acid solubility for proppants in the 30/50-mesh size and coarser size range is 2.0%, and for proppants in the 40/70-mesh and finer size range is 3.0%.

5.3.4 Turbidity

Turbidity was analyzed according to API/ISO, Section 9. Under this standard, the suggested maximum frac sand turbidity should be equal to or less than 250 nephelometric turbidity units (NTU).

5.3.5 Crush Resistance

Crush resistance is a key test that determines the amount of pressure a sand grain can withstand under laboratory conditions for a two-minute duration. The sample was analyzed according to API/ISO, Section 11. Under this standard, the highest stress level (psi) in which the proppant produces no more than 10% crushed fine material is rounded down to the nearest 1,000 psi and reported as the "K-value" of the material.

5.3.6 Quality Summary

Stim-Lab performed API/ISO analyses on the samples provided, with the following tables summarizing results from the two separate drilling and sampling campaigns from which the sample materials were obtained.

Results from the 2011 samples (20/40, 40/70, and 70/140-mesh), provided to Stim-Lab in August 2011, are presented in Table 5.2, below.

Table 5.2: Ottawa API/ISO Test Results by Product Size (2011 Composite Samples)

Test	Result 20/40-mesh	API RP 19C Recommended Specification	Result 40/70-mesh	Result 70/140-mesh*	API RP 19C Recommended Specification
Sphericity	0.7	≥ 0.6	0.6	0.6	≥ 0.6
Roundness	0.7	≥ 0.6	0.6	0.6	≥ 0.6
Acid Solubility (%)	0.6	≤ 2.0	0.9	1.2	≤ 3.0
Turbidity (NTU)	44	≤ 250	35	35	≤ 250
K-Value (000 psi)	6	-	7	9	-

*Currently, 70/140-mesh frac sand does not have an API/ISO specification.

JOHN T. BOYD COMPANY

5-5

Results from the 2018 samples (20/40, 30/50, 40/70, and 100-mesh), provided to Stim-Lab in August 2018, are presented in Table 5.3, below.

Table 5.3: Ottawa API/ISO Test Results by Product Size (2018 Composite Samples)

Test	Result 20/40-mesh	Result 30/50-mesh	API RP 19C Recommended Specification	Result 40/70-mesh	Result 70/140-mesh*	API RP 19C Recommended Specification
Sphericity	0.8	0.8	≥ 0.6	0.7	0.7	≥ 0.6
Roundness	0.7	0.7	≥ 0.6	0.6	0.6	≥ 0.6
Acid Solubility (%)	0.3	0.3	≤ 2.0	0.3	-	≤ 3.0
Turbidity (NTU)	9	12	≤ 250	7	-	≤ 250
K-Value (000 psi)	6	7	-	8	-	-

*Currently, 70/140-mesh frac sand does not have an API/ISO specification.

The above sample testing suggests that the Ottawa Mine can produce frac sands which meet minimum API/ISO recommended testing characteristics. BOYD notes that the Ottawa operation has a prior history of selling various frac sand sized products to various E&P and drilling services companies (Eagle Materials[1] preacquisition by Smart Sand, and by Smart Sand thereafter). In addition to frac sand, industrial sands customers continue to comprise a significant amount of the finished sand products sales at the Ottawa operation.

5.4 Data Verification

For purposes of this report, BOYD notes that we prepared an initial review and subsequent TRS for Smart Sand's Ottawa property in 2020, and have since prepared updates to the estimated frac sand resources and frac sand reserves, as material changes have occurred in the development of the operation. Material changes may include but are not limited to: new exploration drilling and testing data; the purchase or sale of property; changes in demand for product sizes; operational changes or updates.

The December 31, 2025 reserve estimate for the Ottawa property is based on historic drill hole data provided to BOYD. It is customary in preparing frac sand resource and frac sand reserve estimates to accept basic drilling and quality testing data as provided by the client, subject to the reported results being judged representative and reasonable. As we have judged the drilling and quality data representative and reasonable, we opine that they are still representative and reasonable for use in the December 31, 2025 resource and reserve estimate.

q:\eng_wp\3555.027 ss - utica fy25\wp\report\ch-5 - exploration.docx

[1] 2020EM 2020 Annual Report and Form 10-K March 31, 2020, page 19.

JOHN T. BOYD COMPANY

6-1 JOHN T. BOYD COMPANY 6.0 FRAC SAND RESOURCES AND RESERVES 6.1 Applicable Standards and Definitions Unless otherwise stated, frac sand resource and frac sand reserve estimates disclosed herein are completed in accordance with the standards and definitions provided by S-K 1300. It should be noted that BOYD considers the terms “mineral” and “frac sand” to be generally interchangeable within the relevant sections of S-K 1300. Estimates of any mineral resources and reserves are always subject to a degree of uncertainty. The level of confidence that can be applied to a particular estimate is a function of, among other things: the amount, quality, and completeness of exploration data; the geological complexity of the deposit; and economic, legal, social, and environmental factors associated with mining the resource/reserve. By assignment, BOYD used the definitions provided in S-K 1300 to describe the degree of uncertainty associated with the estimates reported herein. The definition of mineral (frac sand) resource provided by S-K 1300 is: Mineral resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled. Estimates of frac sand resources are subdivided to reflect different levels of geological confidence into measured (highest geologic assurance), indicated, and inferred (lowest geologic assurance). Please refer to the Glossary of Abbreviations and Definitions for the meanings ascribed to these terms. The definition of mineral (frac sand) reserve provided by S-K 1300 is: Mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

6-2 JOHN T. BOYD COMPANY Estimates of frac sand reserves are subdivided to reflect geologic confidence, and potential uncertainties in the modifying factors, into proven (highest assurance) and probable. Please refer to the Glossary of Abbreviations and Definitions for the meanings ascribed to these terms. Figure 6.1 shows the relationship between frac sand resources and frac sand reserves. Figure 6.1: Relationship Between Frac Sand Resources and Frac Sand Reserves In this report, the term “frac sand reserves” represent the tonnage of frac sand products that meets customer specifications and will be available for sale after processing of the ROM sand. 6.2 Frac Sand Resources 6.2.1 Methodology BOYD independently prepared estimates of in-place frac sand resources for the Ottawa Mine, as of December 31, 2025, by performing the following tasks: 1. Available drilling logs and laboratory testing results were reviewed to check for accuracy and to support development of the geologic model. The geologic database utilized 15 of 30 drill holes completed on the subject property (only drill holes deemed to have complete information including, sieve size, overburden thicknesses, and sand thickness data were utilized). The subsequent geologic data were imported

6-3 JOHN T. BOYD COMPANY into Carlson Software, a geologic modeling and mine planning software suite that is widely used and accepted by the mining industry. 2. A geologic model of the deposit was created in Carlson Software using industry-standard grid modeling methods well-suited for simple stratigraphic deposits. The geologic model delineates the top and bottom of overburden material, the mineable sand horizon, and the distribution of the product size fractions throughout the mineable deposit. The top and bottom of the mineable frac sand interval were established thusly: a. Aerial mapping as of August 29, 2025, in conjunction with provided drilling data, was used as the basis for estimating overburden and sand volumes and associated product distribution in the Carlson geologic modeling program. b. As there is a moderate amount of overburden material across the property, which ranges in thickness from 57 ft to 77 ft, the top of the mineable sand interval was defined as the base of the overburden material above the Saint Peter Sandstone. c. The bottom of the mineable sand interval was based primarily on a target mineable thickness of 90 ft. However, drill holes exhibiting higher concentrations of fine materials near their bottoms were also observed to define depths at which mining may be terminated due to the increased concentration of fines. 3. After reviewing the continuity and variability of the deposit, suitable resource classification criteria were developed and applied, which are discussed further in Section 6.2.2. 4. BOYD defined the mineable resources within the property as the area defined by Smart Sand management which included a mine plan. A viewshed was incorporated, which involved leaving an earthen berm constructed mainly of overburden and topsoil around the property to maintain a shielded view of mining activity from local roadways. Areas on the property deemed as non-mineable were excluded from resource consideration, such as: waste impoundments and stormwater ponds, processing facilities, and areas underlying the property boundary viewshed areas. 5. Estimation of the in-place resources assumes mining operations using standard surface excavation equipment, which is widely utilized for mining of similar deposit types. As such, the estimates were subject to the following setbacks and slope requirements: a. 100 ft setback inside of property lines. b. A final pit highwall slope of 80 degrees was applied from the top of the pit to the bottom of the mineable sandstone interval. c. The final pit floor was defined at an elevation ranging from approximately 440 ft amsl to 460 ft amsl, as defined by exploration results. 6. In-place volumes for each of the proposed mining blocks were calculated from the geologic model within Carlson Software. An in-place sandstone dry density of 127 pounds per cubic foot was used to convert the in-place sand resource volumes into tonnages.

6-4 JOHN T. BOYD COMPANY 7. BOYD then utilized provided production data to reconcile the estimate from date of volumetric estimate to December 31, 2025. 6.2.2 Classification Geologic assuredness is established by the availability of both structural (thickness and elevation) and quality (size fraction) information for the deposit. Resource classification is generally based on the concentration or spacing of exploration data which can be used to demonstrate the geologic continuity of the deposit. When material variations in thickness, depth, and/or sand quality occur between drill holes, the allowable spacing distance between drill holes is reduced. The following drill hole spacing criteria were established by BOYD after reviewing the available exploration data and geologic model, and used to classify the frac sand resources of the Ottawa property, as shown in Table 6.1, below: Table 6.1: Ottawa Property Drill Hole Spacing Parameters Resource Classification Spacing Requirement (ft) (Nominal Maximum) Measured 1,500 Indicated 3,000 Inferred 6,000 BOYD has classified all of the estimated frac sand resources within the defined mineable areas of the Ottawa property as either Measured or Indicated based on drilling density and the low geologic complexity of the deposit. BOYD is of the opinion that there is a low degree of uncertainty associated with each of the resource classifications. 6.2.3 Estimation Criteria Development of the frac sand resource estimates for the Ottawa Mine assumes mining and processing methods and equipment that have been utilized successfully at the operation for several years. The target mining horizon manifests as a continuous sand unit exhibiting relatively consistent depth, thickness, and quality. The high-quality sand is easily distinguished from the overlying waste interval; as such, interpretation of the mineable horizon is relatively easy to distinguish. Mined sand is processed to remove out-size materials (i.e., sand which is either too coarse or silts/fines which cannot be sold) and produce saleable finish frac sand products. The amount of finished sand produced as a percentage of the raw sand mined is referred to as the processing yield (or plant yield), which is analogous to the “cut-off grade” of other mining operations. If the expected processing yield of the

6-5 JOHN T. BOYD COMPANY sand is too low, the cost of production will outweigh sales revenues, and the deposit cannot be economically mined. The minimum processing yield—based on historical and forecasted economics (refer to Chapter 10 through 12)—for the Ottawa Sand Mine is estimated to be 68%. It should be noted that the cut-off grade is below the expected processing yield of the deposit. Other limiting criteria, such as minimum mining thickness or maximum stripping ratio (the ratio of waste to sand excavated) generally do not negatively impact the economics of the Ottawa Mine when considering the results of the geologic data and overall mine planning used to estimate the surface mineable frac sand resources. The limits of the frac sand resources are constrained to those portions of the interpreted sand deposit that: • Are reasonably defined by available drilling and sampling data. • Contain products that meet generally accepted specifications and can be sold at a profit (i.e., be economic). • Honor any legal mining constraints (e.g., property boundaries, environmental setbacks, utility and infrastructure setbacks, etc.). • Adhere to physical mining limitations. Frac sand resources for the Ottawa Mine are assessed for reasonable prospects for eventual economic extraction by reporting: (1) those resources which have been subsequently converted to frac sand reserves after the application of all material modifying factors, and/or (2) those resources which have similar characteristics (i.e., mining conditions, and expected processing yields and qualities) to those converted to frac sand reserves. The criteria employed in developing the estimates of frac sand resources for the Ottawa Mine is supported by historical results and aligns with those employed at similar operations. As such, it is BOYD’s opinion that the stated criteria are reasonable and appropriate for the estimation of frac sand resources at the Ottawa Mine. 6.2.4 Frac Sand Resource Estimate There are no reportable frac sand resources excluding those converted to frac sand reserves for the Ottawa Mine. Quantities of frac sand controlled by Smart Sand within the defined boundaries of the Ottawa property which are not reported as frac sand reserves are not considered to have potential economic viability; as such, they are not reportable as frac sand resources.

6-6 JOHN T. BOYD COMPANY 6.2.5 Validation BOYD independently estimated in-place frac sand resources for the Ottawa Mine based on the provided drilling, sampling, and testing data obtained from Smart Sand. Utilizing industry-standard grid modeling techniques we have estimated volumes of frac sand indicated by the available data. Based on our review of the information provided by Smart Sand, we are of the opinion that the data provided are reasonable and appropriate. Furthermore, it is our opinion that the estimation methods employed are both appropriate and reasonable for the deposit type and proposed extraction methods. 6.3 Frac Sand Reserves 6.3.1 Methodology Estimates of frac sand reserves for the Ottawa Mine were derived contemporaneously with estimates of frac sand resources. To derive an estimate of saleable product tons (proven and probable frac sand reserves), the following modifying factors were applied to the in-place measured and indicated frac sand resources underlying the respective mine plan areas: • The mining recovery factor utilized in the estimates assumes that approximately 5% of the mineable (in-place) frac sand resource will not be recovered for various reasons. Applying this recovery factor to the in-place resource results in the estimated ROM sand tonnage that will be delivered to the wet process plant. • A wet plant recovery factor, which accounts for removal of out-sized (i.e., larger than 20-mesh and smaller than 100-mesh) sand was derived from sieve analysis results from drilling data. The overall wet plant recovery is approximately 84.3%. • A 97% dry processing recovery, which accounts for losses in the dry processing plant due to minor inefficiencies, was used in the estimate of the reserves. The overall product yield (after mining and processing losses) for the Ottawa Mine is estimated at 77.7%. That is, for every 100 tons of in-place frac sand resources available, approximately 77.7 tons will be able to be recovered and sold as product. 6.3.2 Classification Proven and Probable frac sand reserves are derived from Measured and Indicated frac sand resources, respectively, in accordance with S-K 1300. BOYD is satisfied that the frac sand reserve classification reflects the outcome of technical and economic studies. Figure 6.2, on the following page, illustrates the reserve classification of the Ottawa frac sand deposit.

6-8

6.3.3 Frac Sand Reserve Estimate

BOYD's estimate of surface mineable frac sand reserves for the Ottawa Mine totals 125.3 million saleable product tons, as of December 31, 2025. Estimated frac sand reserve tons reported in Table 6.2, below, are based on a LOM plan which, in BOYD's opinion, is technically achievable and economically viable after the consideration of all material modifying factors.

Table 6.2: Ottawa Mine
Frac Sand Reserves as of December 31, 2025

	Product Tons (000) by Classification		
Mesh Size	Proven	Probable	Total
20/40	27,960	8,660	36,620
40/70	53,856	18,159	72,015
70/140	12,362	4,340	16,702
Total	94,178	31,159	125,337

The reported reserves only include frac sand which is owned in fee by Smart Sand, as of December 31, 2025.

The frac sand reserves of the Ottawa Mine are well-explored and defined. It is our conclusion that approximately 75% of the stated reserves can be classified in the Proven reliability category (the highest level of assurance) with the reminder classified as probable.

The Ottawa Mine, and other frac sand operations in the area, have a well-established history of mining and selling frac sand products into the various tight shale oil and gas basins. BOYD has assessed that sufficient studies have been undertaken to enable the frac sand resources to be converted to frac sand reserves based on current and proposed operating methods and practices. Changes in the factors and assumptions employed in these studies may materially affect the frac sand reserve estimate. The estimated product distribution of the frac sand reserves is based on available laboratory gradation test data provided by Smart Sand. Grain size distribution and overall yields may vary based on the depth and location at which mining occurs.

The economic viability of the stated frac sand reserves is demonstrated by the production and financial projections and marketing information presented in Chapters 10 through 12 of this report. The forecasted sales prices used in the estimation of frac sand reserves for the Ottawa Mine is estimated to be $24.71 per ton of finished frac sand (refer to Section 10.5 and Table 12.1 for further details).

JOHN T. BOYD COMPANY

6-9 JOHN T. BOYD COMPANY 6.3.4 Significant Risks and Uncertainties The extent to which the frac sand reserves may be affected by any known geological, operational, environmental, permitting, legal, title, variation, socio-economic, marketing, political, or other relevant issues has been reviewed, if and as warranted. It is the opinion of BOYD that Smart Sand has appropriately mitigated, or has the operational acumen to mitigate, the risks associated with these factors. BOYD is not aware of any additional risks that could materially affect the development of the frac sand reserves. Given the data available at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available after the date of estimate may result in changes to the current estimate. These revisions may be material. Based on our independent estimate and operations review, we have a high degree of confidence that the estimates shown in this report accurately represent the available frac sand reserves controlled by Smart Sand at the Ottawa Mine, as of December 31, 2025. 6.3.5 Reconciliation with Previous Estimates Figure 6.3, on the following page, illustrates the reconciliation between the December 31, 2021, frac sand reserve estimate of 128.8 million tons and the current frac sand reserve estimate of 125.3 million tons. The largest contributor to the reduction was mining depletion, which accounted for a decrease of approximately 3.2 million tons (2.5%), reflecting normal extraction of reserves during the reporting period. In addition, an estimate revision resulted in a further decrease of approximately 290,000 tons (0.2%), due to updated surface topography and refinement of reserve boundaries. The combined effect of these changes resulted in a total reserve decrease of 3.5 million tons, or approximately 2.7%, compared to the prior estimated.

6-10 JOHN T. BOYD COMPANY Figure 6.3: Reconciliation with Previous Frac Sand Reserve Estimate q:\eng_wp\3555.027 ss - utica fy25\wp\report\ch-6 - mineral resources and reserves.docx 128,811 -3,184 -290 125,337 Frac Sand Reserves as of December 31, 2021 Mining Production Estimate Revision Frac Sand Reserves as of December 31, 2025 Pr od uc t T on s (th ou sa nd s) 0 20,000 40,000 60,000 80,000 100,000 120,000 140,000

7-1 JOHN T. BOYD COMPANY 7.0 MINING OPERATIONS 7.1 Mining Method The Ottawa Mine exploits the Saint Peter Sandstone which is extensively mined in the Ottawa-Utica, Illinois area. After grubbing surface vegetation, 50 ft to 75 ft of overburden is removed prior to exposing the approximately 90 ft thick sand deposit. A majority of the overburden material is excavatable, with the exception of a thin caprock above the sand which requires drilling and blasting. Approximately 60,000 tons per month of overburden is removed, mainly during the day shift, and hauled and dumped into a mined-out area of the pit. Approximately one 90-ft high bench of sandstone (no decking) is blasted on a 20 ft x 20 ft pattern each month, with drilling and blasting services contracted to a third-party. The night shift then loads and hauls approximately 6,000 to 9,000 tons of ROM sand to the dump hopper per 10-hour shift. The current mine plan and exploration drilling have projected the mineable pits to extend down to a base elevation of between 440 ft amsl to 460 amsl. Figure 7.1 illustrates the stripping bench and the sand bench from the rim of the pit. The operation has numerous dewatering pumps to maintain the working pit. Figure 7.1: Ottawa Quarry Pit looking North

7-2 JOHN T. BOYD COMPANY 7.2 Mine Schedule, Equipment, and Staffing Currently the mine pit operates two, 10-hour shifts, four days per week resulting in a 40-hour work week per shift. A 10-hour Friday shift is added when needed to meet demand. Generally, there are seven employees on the day shift and five employees on the night shift. Day shift primary pit mobile equipment involved in sand excavation includes: • Four 40T articulated haul trucks. • Three Various size front-end loaders. • One Deere 870 excavator. • One Grade • One Dozer. In addition, there are numerous support vehicles (maintenance trucks, skid steers, water truck, etc.) to complement the fleet. The mine, plants, and loadout operate year around, with staff consisting of approximately 40 employees. 7.3 Engineering and Planning The primary mine planning consideration is the safe, economical, and regular supply of raw high-quality sand feed to the processing plants. In commercial mining terms, the quantities of overburden removed, and sand excavated each year at the Ottawa Mine is considered modest. Mining plans are relatively simple and very flexible; able to be modified based on demand in a relatively short time frame. The sand deposit is relatively competent, and the mining depths are relatively shallow. As a result, slumping, or collapsing, has not been and is not expected to be a detriment to mining operations. Flooding of the mine’s pits may occur, but is considered manageable with existing pumping equipment. 7.4 Mine Sequence and Production Historical mine production has ranged from 750,000 to 1.4 million ROM tons over the past five years, reflecting adjustments in mining rates to align with sales demand and operational planning. Forecast mine production is projected to range from approximately

7-3 JOHN T. BOYD COMPANY 1.0 million ROM tons in 2026 to approximately 1.3 million ROM tons by 2030, after which production is expected to remain relatively constant over the remaining life of the mine. This forecast production profile is consistent with the demonstrated capabilities of the existing mining fleet and processing infrastructure and reflects a sustainable, steady-state operating plan aligned with the long-term capacity of the operation. As previously mentioned, the key driver of the mining operations is the adequate supply of feed material to the Ottawa Mine’s processing plants. At the projected production rates, the Ottawa Operation has an expected life of around 124 years. Future mine production, and hence the longevity of the mine, is directly related to the energy market demand for frac sand. Actual yearly production volumes may, and are likely to, fluctuate significantly based on this demand. The areal extents of the remaining mining areas (as shown in Figure 6.2, on page 6-7) and the geologic characteristics of the sand deposit afford the Ottawa Mine a great deal of operational and planning flexibility. Generally, mining operations are expected to advance in blocks outwards from the current operational areas in order to minimize haul distances and expand waste storage capacity as mining progresses. It is BOYD’s opinion that the forecasted production levels for the Ottawa Mine are reasonable, logical, and consistent with typical sand surface mining practices in the region. 7.5 Mining Risks Surface mines face two primary types of operational risks. The first category of risk includes those daily variations in physical mining conditions, mechanical failures, and operational activities that can temporarily disrupt production activities. Several examples are as follows: • Water accumulations/soft floor conditions. • Process water shortages. • Power curtailments. • Variations in grain size consistency. • Encountering excessive clay and other waste material. • Failures or breakdowns of operating equipment and supporting infrastructure. • Weather disruptions (power outages, dust storms, excessive heat etc.). The above conditions/circumstances can adversely affect production on any given day, but are not regarded as “risk issues” relative to the long-term operation of a mining

7-4 JOHN T. BOYD COMPANY entity. Instead, these are considered “nuisance items” that, while undesirable, are encountered on a periodic basis at many mining operations. BOYD does not regard the issues listed above as being material to the Ottawa operations or otherwise compromising its forecasted performance. The second type of risk is categorized as “event risk.” Items in this category are rare but include significant occurrences that are confined to an individual mine, and ultimately have a pronounced impact on production activities and corresponding financial outcomes. Examples of event risks are major fires or explosions, floods, or unforeseen geological anomalies that disrupt extensive areas of proposed or operating mine workings and require alterations of mining plans. Such an event can result in the cessation of production activities for an undefined but extended period (measured in months, and perhaps years) and/or result in the sterilization of frac sand reserves. This type of risk is minimal in a relatively simple surface sand mining operation. q:\eng_wp\3555.027 ss - utica fy25\wp\report\ch-7 - mining operations.docx

8-1 JOHN T. BOYD COMPANY 8.0 PROCESSING OPERATIONS 8.1 Processing Method Frac sand processing at the Ottawa Mine typically comprises the following three major components: • Wet Plant – ROM material from the pit is delivered to the wet plant where the oversize (e.g., gravel) and slime (e.g., fine sand and silt) material is removed. The wet plant does not crush the material, but predominantly scrubs (i.e., washes) and classifies (i.e., sizes) the raw feed material. • Dry Plant – The damp WIP material produced by the wet plant is dried and screened/sorted into finished products. • Storage and Loadout – Finished products are stored in silos and discharged via gravity from the bottom of the silos into highway trucks that transport a majority of finished frac sand product to a nearby rail transloading facility. The Ottawa Mine commenced operations in 2014, with ROM sand material hauled to an in-pit feed hopper before being slurried and pumped to an enclosed wet process plant. In 2018, a 1.6 million tons per year dry process plant was constructed on site, which has since been utilized to dry and finish the frac sand products on the Ottawa property, prior to being loaded onto rail. 8.1.1 Wet Plant Figure 8.1, on the following page, shows the enclosed wet plant, which has a nominal capacity to process approximately 450 tph of ROM sand. Material between 20-mesh and 140-mesh sizes is classified before being slurried to the dry process plant at the northeast end of the property. Waste material (<140-mesh sand and oversize) is hauled to a mined-out area of the pit and dumped. The wet plant operates two 10-hour shifts per day, four days per week, and utilizes typical screen-hydrosizer-cyclone classification and dewatering methods and an ultrafine circuit and thickener. Scheduling fluctuates based on product demand.

8-2 JOHN T. BOYD COMPANY Figure 8.1: Ottawa Wet Processing Plant 8.1.2 Decant/Dry Plant The slurried WIP (20/140-mesh size) material is pumped to an enclosed decant shed for dewatering prior to entering the drying circuit. A drag chain arrangement reclaims dryer sand from the top of the decant pile and conveys the sand to a 250 tph natural gas fired dryer. Dried sand is screened, predominantly into 20/40-mesh, 30/50-mesh,40/70-mesh, and 70/140-mesh (100-mesh) finished frac sand products. 8.1.3 Storage and Loadout Finished product is stored in four 2,000-ton truck loadout silos adjacent to the dry plant. Frac sand products are loaded onto highway trucks, and transported to the nearby Peru, Illinois rail loadout facility on the BNSF rail line, where it is loaded into bottom dump rail cars. Industrial sand customers also truck sand directly to their plants from the silos. The dry plant operates 20 hours per day, four to five days per week. Figure 8.2, on the following page, shows the operation’s decant shed, dry plant, and storage silos.

8-3 JOHN T. BOYD COMPANY Figure 8.2: Decant Shed and Dry Processing Plant 8.2 Production From a processing perspective, historical finished sand production has ranged from 625,000 tons to almost 1.1 million at peak levels, reflecting adjustments in plant throughput consistent with operational planning and product demand. Forecast finished sand production is projected to range from approximately 840,000 tons in 2026 to approximately 1.0 million tons by 2030, after which production is expected to remain relatively constant over the remaining life of the operation. This forecast production rate is consistent with the demonstrated capacity and performance of the existing processing facilities, including crushing, washing, drying, and classification circuits, and reflects a sustainable steady-state throughput level that can be reliably maintained over the long term. 8.3 Processing Risks BOYD is unaware of any reported interruptions, outages, shortages, or failures related to processing operations that have materially affected the Ottawa Mine. Given the operation is well-established, we opine that there is a low risk of such events materially affecting the estimates of frac sand reserves presented herein.

8-4 JOHN T. BOYD COMPANY Based on our review, it is BOYD’s opinion that the processing methods and existing equipment at the plant is sufficient for the forecasted production of finished frac sand products. q:\eng_wp\3555.027 ss - utica fy25\wp\report\ch-8 - processing operations.docx

9-1 JOHN T. BOYD COMPANY 9.0 MINE INFRASTRUCTURE 9.1 Overview All of the basic infrastructure required for the ongoing operation of the Ottawa Mine is in place. Figure 6.2 (page 6-7) illustrates the general layout of the infrastructure at the subject operation. Surface facilities currently located on the Ottawa property are well constructed and have the necessary capacity/capabilities to support Smart Sand’s near-term operating plans. Operational preference may lead to the upgrading of some existing facilities if the operation expands in the future. BOYD is unaware of any reported interruptions, outages, shortages, or failures to infrastructure requirements that have materially affected the Ottawa Mine’s operations. Given the operation is well-established, we opine that there is a low risk that such events would materially affect the estimates of frac sand reserves presented herein. 9.2 Transportation The Ottawa Mine is serviced by several roads maintained by the local municipality, county, and state governments. These roads are either paved or well-maintained graded roadways. Road access is available year-round. While some customers load highway trucks at the Ottawa Mine, a majority of finished frac sand products are transported via the BNSF rail line. Rail infrastructure is not available directly at the Ottawa property; however Smart Sand has a transloading facility in nearby Peru, Illinois that has historically been utilized to serve the operation. 9.3 Utilities The Ottawa Mine is serviced by three phase power and a natural gas pipeline routed along U.S. Highway 6, north of the property. Plant process water is supplied by water collected in the pit and ponds, and wash process water is recycled after fines are removed via settling with a flocculent in a thickener and series of constructed ponds.

9-2 JOHN T. BOYD COMPANY 9.4 Tailings Disposal The mining and processing of frac sand at the Ottawa Mine creates a substantial amount of tailings (i.e., waste material). These tailings are typically a mixture of clay, very fine sand, and other non-silica minerals. As the mine progresses, silt ponds are constructed in mined-out areas, where the solid materials settle to the bottom and water is recovered for reuse. 9.5 Other Structures and Facilities Wastewater from offices and other buildings is directed to a municipal sewer line. Potable water is provided by the local public water system. On-site facilities include a scale house, office, shop, and a quality laboratory located in the dry process plant. q:\eng_wp\3555.027 ss - utica fy25\wp\report\ch-9 - infrastructure.docx

10-1 JOHN T. BOYD COMPANY 10.0 MARKET ANALYSIS 10.1 Market Background 10.1.1 Frac Sand The modern North American frac sand industry emerged alongside the shale oil and gas revolution of the mid-2000s, when horizontal drilling and multi-stage hydraulic fracturing dramatically increased demand for high-quality proppant. Early shale completions placed a premium on high crush strength and proppant conductivity, which positioned NWS— sourced primarily from high-purity quartz formations in Wisconsin and Minnesota—as the industry’s benchmark material. NWS deposits such as the Saint Peter, Jordan, Wonewoc, and Mount Simon sandstones exhibit excellent sphericity, roundness, and >99% quartz content, characteristics that deliver superior performance under high closure stresses. As a result, NWS dominated the market through the early 2010s and was shipped via unit trains to every major unconventional basin, despite significant transportation costs associated with 1,000 to 1,500-mile rail hauls. Following the 2014–2016 oil price collapse, operators shifted from quality-driven to cost-optimized completion designs, accelerating adoption of high-proppant-intensity fracturing and longer laterals. This sharply increased total proppant mass per well and magnified logistics as a cost driver—often more than half of delivered sand cost in the Permian was attributable to transportation rather than mine-gate pricing. In response, the industry began developing regional or in-basin sands that could be trucked short distances from the mine to the well pad. Texas brown sands and analogous formations in Oklahoma and the Haynesville provided sufficient crush strength for many reservoir stress environments, even though they lacked the conductivity profile of NWS. Between 2016 and 2019, more than 20 new in-basin mines were constructed in the Permian alone, creating substantial overcapacity and dramatically reducing dependence on Midwestern supply. Industry analysts describe this period as a structural market realignment, with Permian in-basin penetration rising toward 70 to 80% of total proppant demand by 2019. The result is a bifurcated market architecture that persists today. In-basin sand now serves as the volume backbone for most major oil-dominant basins, driven by logistics efficiency, last-mile delivery integration, and reduced total well cost. Mine-gate pricing and transportation networks have become strategic differentiators, with infrastructure innovations—such as West Texas overland conveyor systems—further reducing reliance on long-haul rail. Meanwhile, NWS functions as a performance-oriented niche product,

10-2 JOHN T. BOYD COMPANY selected for wells with elevated closure stresses, complex fracture geometries, or estimated ultimate recovery (EUR) sensitive economics where conductivity degradation from regional sands may be unacceptable. Recent technical assessments indicate that while in-basin sands meet operational requirements for most Permian completions, NWS retains measurable conductivity and permeability retention advantages that can translate to improved long-term recovery in certain reservoir conditions. The competitive relationship between NWS and in-basin producers is best described as selective substitution rather than universal displacement: • In-basin producers dominate on delivered cost, making them the default choice for most high-volume Permian and Haynesville completions. • NWS maintains a defensible niche in wells with elevated closure stress, complex fracture networks, or high EUR sensitivity, where conductivity degradation from lower-quality sands may materially impact long-term production. • Supply elasticity differs sharply – in-basin suppliers expand and contract capacity quickly, whereas NWS supply is slower to adjust, leading to different pricing cycles across segments. • Vertical integration is a growing differentiator, with in-basin suppliers capturing value through last-mile logistics and storage, while NWS suppliers increasingly rely on strategic partnerships with railroads, terminals, and pressure pumpers to stabilize demand. Basin‑level competitive dynamics in frac sand markets are driven mainly by differences in logistics, cost structures, and sand quality relative to specific shale plays: Appalachia (Marcellus/Utica) • NWS retains strong share due to geological requirements and proximity to Midwestern supply. • Limited local sand resources of comparable quality. Bakken • Combination of NWS and regional sands; long rail distances common. • Delivered cost is competitive versus trucking local alternatives across North Dakota. Duvernay • Oil window – regional sands increasingly adopted for cost efficiency. • Deep gas window – NWS remains preferred due to high stress.

10-3 JOHN T. BOYD COMPANY Eagle Ford • Mixed NWS and regional sands historically; increasing in-basin supply reducing NWS share. • Logistics costs remain material due to dispersed well locations. Haynesville • High pressure environment increases NWS relevance, but many wells still use in- basin sand for cost reasons. • Delivered-cost advantages strongly influence procurement decisions. Montney • Among North America’s deepest unconventional plays. • NWS remains the primary proppant due to crush-strength requirements. • Regional Canadian sands are used selectively in shallower Montney benches. Permian Basin • In-basin sand has >80% market share. • NWS used only for selective high-stress benches or operator-specific conductivity programs. • Logistics integration (trucking fleets, silos, conveyors) is the dominant competitive advantage. 10.1.2 Industrial Sand Beyond its use as proppant in oil and gas operations, industrial sand is an essential raw material in a wide range of manufacturing, construction, and specialty industrial applications. These markets are generally more stable and less cyclical than frac sand, with demand driven primarily by construction activity, industrial production, and long- term infrastructure and manufacturing trends. One of the largest non-energy uses of industrial sand is in glass manufacturing, where high-purity silica sand is the primary ingredient in flat glass, container glass, fiberglass, and specialty glass products. These materials are used extensively in construction, automotive manufacturing, packaging, and renewable energy applications such as solar panels. Demand in this segment is closely tied to construction activity, automotive production, and long-term infrastructure investment. Industrial sand is also widely used in the foundry industry, where it serves as a molding medium for casting ferrous and non-ferrous metal components. Foundry sand must meet strict specifications for grain size, shape, and purity to ensure dimensional accuracy and

10-4

surface finish of cast products. Demand for foundry sand is driven by manufacturing activity, particularly in the automotive, heavy equipment, and industrial machinery sectors.

In addition, industrial sand is utilized in building products, including concrete, mortar, asphalt, and specialty building products. It is also an important component in filtration applications, where it is used in municipal water treatment, wastewater treatment, and industrial filtration systems due to its durability and chemical inertness. These applications provide steady, long-term demand supported by population growth, urbanization, and infrastructure maintenance.

Other specialty uses include ceramics, chemical production, abrasives, and recreational applications, all of which require specific physical and chemical properties. These markets typically require high-purity material and consistent quality, making well-characterized deposits particularly valuable.

Overall, non-frac industrial sand markets are characterized by relatively stable demand, long-term supply relationships, and less sensitivity to commodity price cycles compared to the energy sector. These markets provide diversification opportunities for industrial sand producers and support sustained demand for high-quality silica sand across a broad range of industrial applications.

10.2 Historical Sales

Smart Sand supplies a range of frac sand products to major oilfield services companies and E&P companies operating in various North American oil and gas basins. Recent historical sales data (on a consolidated basis) provided by Smart Sand are summarized in Table 10.1, below.

Table 10.1: Historical Sales Data

	2021	2022	2023	2024	2025
Product Sales (000 tons):					
Oakdale	2,350	3,386	3,353	3,534	3,551
Ottawa	839	945	790	566	582
Blair	-	-	402	1,150	1,309
Total	3,189	4,330	4,545	5,250	5,442
Net Sand Revenue ($ 000)	61,383	126,662	144,801	160,653	143,026
Average Selling Price ($/ton sold)	19.25	29.25	31.86	30.60	26.28

Note: Totals may not sum due to rounding. Net Sand Revenue and Average Selling Price are at the mine-gate.

JOHN T. BOYD COMPANY

10-5 JOHN T. BOYD COMPANY As shown in Figure 10.1, below, almost 85% of Smart Sand’s sales in 2025 were of 40/70 and 100 Mesh frac sand. During the same period, Smart Sand sold approximately 314,000 tons of industrial sand, representing 5.8% of total sand sales, primarily sourced from the Ottawa Mine. Figure 10.1: Frac Sand Sales by Mesh Size In 2025, almost 68% of Smart Sand’s finished frac sand was destined for the Marcellus and Bakken basins (as shown in Figure 10.2, below). Figure 10.2: Frac Sand Sales by Basin/Play

10-6 JOHN T. BOYD COMPANY Figure 10.3, below, shows that approximately 80% of Smart Sand’s finished industrial sand production in 2025 was supplied to the foundry, glass manufacturing, and building products industries. Figure 10.3: Industrial Sand Sales by Industry Smart Sand has structured long-term contracts with some customers outlining volume commitments and, in some cases, fixed pricing. Smart Sand also services customers on a spot basis where volume thresholds are not set, and orders are serviced on an as-available basis at prevailing market prices. In 2025, contract sales accounted for approximately 69% of Smart Sand’s frac sand sales on a tonnage basis. Industrial sand sales, by contrast, were conducted almost entirely on a spot basis, reflecting the more transactional nature of those end-use markets. In 2025, Smart Sand’s frac sand segment exhibited a high degree of customer concentration, with the top five and top ten customers accounting for over 62% and 86% of total frac sand sales, respectively. In its industrial sand segment, the top five and top ten customers accounted for over 48% and approximately 65% of Smart Sand’s total industrial sand sales, respectively. 10.3 Market Outlook 10.3.1 Frac Sand NWS remains a critical proppant for high-performance completions in oil and gas wells, particularly in deep or high-stress reservoirs. While in-basin sand dominates bulk volumes, NWS continues to hold a defensible position where premium proppant

10-7 JOHN T. BOYD COMPANY performance is essential. The following outlines BOYD’s demand, supply dynamics, pricing expectations, and key market risks from the NWS perspective. Demand Outlook • Baseline demand for NWS remains stable, driven by its use in wells requiring high- performance proppant, such as deeper or stress-critical reservoirs. • Moderate growth is expected from increased completion intensity (lb/ft) and wider adoption of simul-frac techniques, which can raise sand consumption per crew per day. • NWS demand is less sensitive to rig count fluctuations than in the past because wells with longer laterals and more stages still require performance-critical proppant in smaller quantities. Supply Outlook • NWS supply remains constrained by permitting challenges, limited high-quality deposits, and the declining share of key oil plays. • Expansion potential is limited; few deposits can economically supply performance- critical sand in large volumes. • This constrained supply supports stable premium pricing and reinforces NWS as a niche but essential component in completions that demand superior proppant performance. Balance & Pricing • Market conditions are expected to be balanced to slightly oversupplied for in-basin sands, while NWS retains its premium position. • Pricing for NWS should remain stable, with periodic uplifts linked to deeper or higher-stress drilling activity. • Delivered-cost differentials continue to shape procurement, ensuring that NWS maintains a selective but high-value role in completions. Downside Market Risks • Reduced drilling or completion activity in high-spec wells could compress NWS demand. • Improved in-basin proppants that encroach on NWS performance could challenge market share. • Logistical constraints, regulatory hurdles, or environmental compliance issues could impact supply consistency or cost. Upside Market Opportunities • Increases in completion intensity or longer lateral lengths could boost per-well NWS consumption.

10-8 JOHN T. BOYD COMPANY • Renewed demand for high-performance proppants in deeper or more challenging reservoirs could tighten NWS availability. • Supply chain or regional logistical bottlenecks may elevate delivered pricing and improve margins for NWS producers. • Technology adoption in transportation and last-mile delivery could create competitive advantages for integrated NWS suppliers. NWS is unlikely to reclaim historical market share for bulk sand but will remain critical where premium performance is non-negotiable. 10.3.2 Industrial Sand The outlook for industrial sand used in non-frac applications is generally stable, supported by steady demand from construction, glass manufacturing, foundry, filtration, and specialty industrial sectors. Unlike frac sand, industrial sand demand is driven primarily by broader economic indicators such as construction activity, infrastructure investment, and manufacturing output. These sectors tend to exhibit more predictable long-term growth patterns. Demand from the glass manufacturing sector is expected to remain strong, supported by ongoing residential and commercial construction, automotive production, and increasing use of glass in renewable energy applications such as solar panels. Similarly, the foundry industry provides consistent baseline demand tied to industrial production, machinery manufacturing, and automotive markets. Industrial sand used in construction materials and filtration applications is also expected to grow gradually, driven by population growth, urbanization, and continued investment in water infrastructure and environmental treatment systems. These applications provide long-term structural demand with relatively low volatility. Supply conditions for high-purity industrial sand remain favorable for established producers with well-characterized deposits, as high-quality silica resources suitable for industrial applications are geologically limited. Producers with consistent product quality, established processing infrastructure, and access to transportation networks are well positioned to maintain stable market participation. Overall, the non-frac industrial sand market is expected to remain stable with modest long-term growth, supported by diversified end-use markets and ongoing industrial and infrastructure development.

10-9

10.4 Market Entry Strategies

As an existing producer with a lengthy commercial history and established customer base, it is BOYD's opinion that market entry strategies are not required for continued sale of the Ottawa Mine's frac sand and industrial sand products.

10.5 Future Sales

BOYD's projections of sales volumes and aggregate sand prices for the Ottawa Mine are informed by Smart Sand's historical operating results, their budget forecasts, and our knowledge of frac sand and industrial sand markets. Forecasted prices are based on sales of various sizes (e.g., 30/50, 40/70, and 70/140-mesh) of finished frac and industrial sands. Our sand sales forecast for the Ottawa Mine is provided in Table 10.2, below.

Table 10.2: Frac Sand and Indutrial Sand Sales Forecast

	Sales (000 tons)			Weighted Average Selling Price
Year(s)	Frac Sand	Industrial Sand	Total	($/ton)
2026	410	430	840	24.71
2027	431	451	882	24.71
2028	452	474	926	24.71
2029	475	498	973	24.71
2030	499	522	1,021	24.71
2031	499	522	1,021	24.71
2032	499	522	1,021	24.71
2033	499	522	1,021	24.71
2034	499	522	1,021	24.71
2035	499	522	1,021	24.71
2036–2149	56,438	59,152	115,590	24.71
Total	61,200	64,137	125,337	
Minimum				24.71
Maximum				24.71
Average				24.71

BOYD is not aware of any material contracts for the sale of frac sand or industrial sand from the Ottawa Mine.

Q:\ENG_WP\3555.027 SS - Utica FY25\WP\Report\CH-10 - Market Analysis.docx

JOHN T. BOYD COMPANY

11-1 JOHN T. BOYD COMPANY 11.0 CAPITAL AND OPERATING COSTS 11.1 Basis of Capital and Operating Cost Estimates The production and unit cost estimates for the Ottawa Mine are informed by Smart Sand’s historical performance and internal budget forecasts, in combination with BOYD’s familiarity with mining costs at similar operations. Operating volumes are well-defined and understood, as are mining and processing productivities at the Ottawa operation. As such, it is BOYD’s opinion that the production and financial projections are reasonable for an operating mine and are likely to be within ±20% accuracy level. This section contains forward-looking information related to capital and operating cost estimates for the Ottawa Mine. There are inherent known and unknown risks and uncertainties associated with all mining operations. These risks, uncertainties, and other factors are not quantifiable, but include, and are not limited to, adverse general economic conditions, operating hazards, inherent uncertainties in interpreting engineering and geologic data, fluctuations in commodity prices and prices for operational services, government regulation and political risks, as well as other risks commonly associated with the mining industry. 11.2 Capital Expenditures 11.2.1 Historical Capital Expenditures Historical capital expenditures have consisted primarily of sustaining capital required to maintain production capacity and supporting infrastructure at the Ottawa Mine. Discretionary capital has been limited and generally directed toward incremental improvements, equipment upgrades, and operational optimization initiatives, rather than material expansion or development activities. Capital expenditures at the Ottawa Mine over the last two years are summarized in Table 11.1, below. 2024 2025 Capital Expenditures ($ 000) 122 4,355 Capital Expenditures ($/ton sold) 0.21 7.03 Table 11.1: Historical Capital Expenditures

11-2

Capital expenditures were higher in 2025 primarily due to development of a new mining area, including associated site preparation, infrastructure, and access improvements. This development is expected to support continued extraction of reserves for approximately 80 years, providing long-term operational continuity and sustaining future production capacity.

11.2.2 Projected Capital Expenditures

The Ottawa Mine is currently in steady-state production and is not dependent on significant development or expansion capital to maintain planned output levels. Forecast capital expenditures are limited primarily to sustaining capital required to maintain equipment, infrastructure, and production capacity over the life of mine. Other capital expenditures are largely discretionary in nature and relate to optimization, efficiency improvements, or potential expansions. Accordingly, continued operations are not contingent upon material additional capital investment beyond normal sustaining requirements.

Projected capital expenditures for the Ottawa Mine over the next five years are summarized in Table 11.2, below.

Table 11.2: Forecasted Capital Expenditures

	2026	2027	2028	2029	2030
Capital Expenditues ($ 000)	1,150	1,150	1,150	1,150	1,150
Capital Expenditues ($/ton sold)	1.37	1.30	1.24	1.18	1.13

BOYD projected annual sustaining capital expenditures after 2030 at a unit cost of $1.13 per ton sold, this includes maintenance of production equipment as well as other items, for the operation. This factor is based on our judgment and experience with similar operations.

11.3 Operating Costs

11.3.1 Historical Operating Costs

Operating costs (i.e., cash production costs) comprise all site-level cash expenditures incurred in the extraction, processing, and production of the finished frac sand products. These costs include mining and processing activities, site-specific general and administrative expenses (including non-income taxes and fees), and ongoing reclamation.

JOHN T. BOYD COMPANY

11-3 JOHN T. BOYD COMPANY Cash production costs at the Ottawa Mine over the last two years are summarized in Table 11.3, on the following page. 11.3.2 Projected Operating Costs Future operating cost estimates were developed based on recent actual costs and considering specific operational activity levels and cost drivers. The estimates consider current and expected labor headcount and salaries, major consumables and unit prices, power costs, and equipment and maintenance costs. The total operating cost estimate includes all site costs related to mining, processing, loading, and site-specific general and administrative expenses (including non-income taxes and fees). Excluded from the projected operating costs are allocated corporate selling, general, and administrative (SG&A) expenses. As shown in Table 11.4, on the following page, the Ottawa Mine’s projected operating costs are expected to remain relatively consistent (on an uninflated basis) with 2025 results. As such, the projected total cash production cost over the life of the mine averages $20.94 per ton sold over the life of the mine. As the operation is in a steady state, BOYD considers the future operating cost estimates to be reasonable and appropriate. 2024 2025 2024 2025 Cash Production Costs: Mining 2,553 3,020 4.51 4.88 Production 3,715 4,603 6.56 7.43 Logistics 3,855 4,479 6.81 7.23 Maintenance 758 933 1.34 1.51 Safety 75 93 0.13 0.15 Quality 12 167 0.02 0.27 Environmental 180 105 0.32 0.17 Plant Management 672 541 1.19 0.87 Other 932 (619) 1.65 (1.00) Total 12,751 13,322 22.52 21.51 Note: Totals may not sum due to rounding. Table 11.3: Historical Operating Costs $ 000 $/ton sold

11-4 JOHN T. BOYD COMPANY q:\eng_wp\3555.027 ss - utica fy25\wp\report\ch-11 - capital and operating costs.docx 2026 2027 2028 2029 2030 Cash Production Costs ($ 000): Mining 3,395 3,608 3,833 4,068 4,316 Production 4,697 4,993 5,304 5,630 5,972 Logistics 5,247 5,578 5,924 6,289 6,671 Maintenance 1,161 1,234 1,310 1,391 1,476 Safety 105 112 119 126 134 Quality 181 192 204 217 230 Environmental 140 149 159 168 179 Plant Management 567 603 641 680 721 Other 1,334 1,418 1,506 1,599 1,696 Total 16,828 17,887 19,000 20,168 21,394 Cash Production Costs ($/ton sold): Mining 4.04 4.09 4.14 4.18 4.23 Production 5.59 5.66 5.73 5.79 5.85 Logistics 6.25 6.32 6.40 6.47 6.53 Maintenance 1.38 1.40 1.41 1.43 1.44 Safety 0.13 0.13 0.13 0.13 0.13 Quality 0.22 0.22 0.22 0.22 0.23 Environmental 0.17 0.17 0.17 0.17 0.17 Plant Management 0.68 0.68 0.69 0.70 0.71 Other 1.59 1.61 1.63 1.64 1.66 Total 20.03 20.28 20.51 20.74 20.95 Note: Totals may not sum due to rounding. Table 11.4: Forecasted Operating Costs

12-1 JOHN T. BOYD COMPANY 12.0 ECONOMIC ANALYSIS 12.1 Approach The economic analysis presented in this chapter was prepared by BOYD for the purpose of confirming the commercial viability of the Ottawa Mine’s reported frac sand reserves and not for the purpose of valuing the Ottawa operation, or its assets. The economic analysis contains forward-looking information related to the projected operating and financial performance of the Ottawa Mine. This projection involves inherent known and unknown risks and uncertainties, some of which may be outside of Smart Sand’s control. Smart Sand, as with all mining companies, actively evaluates, changes, and modifies business and operating plans in response to various factors that may affect operational and/or financial results. Actual results, production levels, operating expenses, sales realizations, and all other modifying factors could vary significantly from the assumptions and estimates provided in this analysis. Risk is subjective, as such, BOYD recommends that each reader should evaluate the project based on their own investment criteria. The financial model used for the purposes of the economic analysis forecasts future free cash flow from frac sand production and sales over the life cycle of the Ottawa Mine using the annual forecasts of production, sales revenues, and operating and capital costs discussed earlier in this report. A DCF analysis, in which future free cash flows are discounted to present value, is used to derive an NPV for the frac sand reserves. The use of DCF-NPV analysis is a standard method within the mining industry to assess the economic value of a project after allowing for the cost of capital invested. The financial evaluation of the Ottawa Mine has been undertaken on a simplified after-tax basis and does not reflect Smart Sand’s corporate tax structure. NPV is calculated using an after-tax discount rate of 12% (NPV12). Cash flows were assumed to occur in the middle of each year and are discounted to January 1, 2026. Cost estimates and other inputs to the cash flow model for the project have been prepared using constant 2025 money terms, i.e., without provision for inflation. The internal rate of return and project payback were not calculated, as there was no initial investment (sunk costs) considered in the financial model provided herein. A suite of sensitivities was calculated to evaluate the effect of the main drivers of economic performance, including variations in sales prices, operating costs, and capital costs.

12-2 JOHN T. BOYD COMPANY 12.2 Assumptions and Limitations Cash flow projections for the Ottawa Mine have been generated from the annual forecasts of production, sales revenues, and operating and capital costs discussed earlier in this report. A summary of the key assumptions and limitations is provided below: • Sales volumes of finished frac sand through 2030 are based on Smart Sand’s budget projections and are expected to remain constant thereafter. Forecasted sales volumes are at or below the capacity of the Ottawa processing facilities (approximately 1.6 million tons of finished frac sand per year). • ROM production requirements are based on an expected processing yield of 77.7% and will remain in line with expected sales volumes. Forecasted ROM production is at or below the capacity of the existing mining equipment and related infrastructure. • Forecasted revenues are based on projected sales of various sizes (e.g., 20/40, 30/50, 40/70, and 70/140-mesh) of finished frac and industrial sand with a weighted average mine gate sales price of $24.71 per ton in 2026, and remain relatively constant over the remaining life of the reserves. Additional transportation and delivery costs are assumed to be incurred by the customer or added as a pass- through to the mine gate price. Market specifications and forecasted sales prices for Smart Sand’s finished sand from the Ottawa Mine are provided in Chapter 10. • Projected operating costs are discussed in Chapter 11 and include all site costs related to mining, processing, loading, and general and administrative expenses (including non-income taxes, fees, and royalties). Unit operating costs are expected to remain relatively constant over the life of the operation. • Projected capital expenditures are discussed in Chapter 11 and include sustaining/maintenance of operations costs. Unit capital expenditures are expected to remain relatively constant over the life of the operation. • No allowance for changes in or the recapture of working capital has been made in the financial analysis as the Ottawa Mine business unit is a going concern. Exclusion of working capital from the financial analysis does not have a material impact on the NPV calculation. • Depreciation and amortization expenses through 2030 are based on Smart Sand’s budget projections and are expected to remain constant thereafter. • Allocation of corporate SG&A expenses is based on the Ottawa Mine’s relative share of Smart Sand’s operating performance. • Income taxes are based on: − Federal Business Income Tax rate of 21%. − Illinois Corporate Income and Replacement Tax rate of 9.5%. • Asset recovery/salvage values were not included in the valuation. • Post-mining reclamation costs were not included in the valuation.

12-3 JOHN T. BOYD COMPANY Based on the information available at the time of our analysis, it is BOYD’s opinion that the production and financial projections provided herein are reasonable and are accurate to within ±20%. 12.3 Financial Model Results Table 12.1, below, provides a summary of the estimated remaining life of reserves financial results for the Ottawa Mine. Estimated LOM pre-tax and after-tax cash flows for frac sand production from the Ottawa Mine are presented in Table 12.2, on the following page. Units Remaining Life of Mine Total Expected Remaining Life years 124 Production: ROM Production 000 tons 161,426 Product Sales 000 tons 125,337 Total Revenues $ millions 3,098.1 Average Selling Price $/t sold 24.71 Total Cash Production Costs $ millions 2,624.4 Average Cash Production Cost $/t sold 20.94 Capital Expenditures $ millions 141.7 Average Capital Expenditures $/t sold 1.13 Pre-Tax: Cash Flow $ millions 144.3 NPV ₁₂ $ millions 9.6 After-tax: Cash Flow $ millions 144.3 NPV ₁₂ $ millions 9.6 Table 12.1: Financial Results

Table 12.2

ANNUAL PRODUCTION AND CASH FLOW FORECAST
OTTAWA MINE
Prepared For
SMART SAND, INC.
By
John T. Boyd Company
Mining and Geological Consultants
February 2026

Description	Units	2026	2027	2028	2029	2030	2031 to 2035	2036 to 2045	2046 to 2055	2056 to 2149	Total
Production Statistics:											
ROM Production	000 tons	1,081	1,136	1,192	1,253	1,315	6,575	13,150	13,150	122,574	161,426
Process Yield	%	77.7	77.7	77.7	77.7	77.7	77.6	77.6	77.6	77.6	77.6
Product Sales	000 tons	840	882	926	973	1,021	5,105	10,210	10,210	95,170	125,337
Sand Revenue	$ 000	20,763	21,801	22,891	24,035	25,237	126,185	252,370	252,370	2,352,405	3,098,057
Average Selling Price	$/ton sold	24.71	24.71	24.71	24.71	24.71	24.71	24.71	24.71	24.71	24.71
Cash Production Costs	$ 000	16,827	17,886	19,001	20,168	21,395	106,975	213,950	213,950	1,994,282	2,624,434
Average Cash Production Costs	$/ton sold	20.03	20.28	20.52	20.73	20.95	20.95	20.95	20.95	20.95	20.94
Contribution Margin	$ 000	3,936	3,915	3,890	3,867	3,842	19,210	38,420	38,420	358,123	473,623
SG&A Allocation	$ 000	1,980	1,862	1,745	1,628	1,513	7,565	15,130	15,130	141,031	187,584
Royalties	$ 000	-	-	-	-	-					
EBITDA	$ 000	1,956	2,053	2,145	2,239	2,329	11,645	23,290	23,290	217,092	286,039
DDA	$ 000	4,359	4,359	4,359	4,359	4,359	21,795	43,590	43,590	406,313	537,083
Operating Income (EBIT)	$ 000	(2,403)	(2,306)	(2,214)	(2,120)	(2,030)	(10,150)	(20,300)	(20,300)	(189,221)	(251,044)
Taxes	$ 000	-	-	-	-	-	-	-	-	-	-
EBIAT	$ 000	(2,403)	(2,306)	(2,214)	(2,120)	(2,030)	(10,150)	(20,300)	(20,300)	(189,221)	(251,044)
Capital Expenditures	$ 000	1,150	1,150	1,150	1,150	1,150	5,750	11,500	11,500	107,194	141,694
Net Income	$ 000	(3,553)	(3,456)	(3,364)	(3,270)	(3,180)	(15,900)	(31,800)	(31,800)	(296,416)	(392,739)
Pre-tax Cash Flow	$ 000	806	903	995	1,089	1,179	5,895	11,790	11,790	109,898	144,345
Discounted at 12%	$ 000	762	762	750	732	708	2,552	2,270	731	347	9,613
After-tax Cash Flow	$ 000	806	903	995	1,089	1,179	5,895	11,790	11,790	109,898	144,345
Discounted at 12%	$ 000	762	762	750	732	708	2,552	2,270	731	347	9,613

JOHN T. BOYD COMPANY

12-4

12-5 JOHN T. BOYD COMPANY No income tax expense is reflected in the financial model, as projected taxable income remains negative throughout the evaluation period. This is primarily attributable to depreciation and amortization expenses exceeding operating income, resulting in no projected tax liability despite the generation of positive cash flows. DCF-NPV on a pre-tax and after-tax basis, using discount rates of 8%, 10%, 12% (the base case), and 15% were calculated utilizing the projected cash flows. Table 12.3 summarizes the results of the pre-tax and after-tax DCF-NPV analyses: As shown, the pre-tax DCF-NPV ranges from approximately $7.7 million to $14.5 million. The after-tax DCF-NPV ranges from approximately $7.7 million to $14.5 million. The economic analysis confirms that the Ottawa Mine generates positive pre- and after-tax financial results and a real NPV12 of $9.6 million. As such, it is BOYD’s opinion that the Ottawa Mine’s frac sand reserves have demonstrated economic viability. 12.4 Sensitivity Analysis Table 12.4, below, shows the sensitivity of the project after-tax for a cash flow discounted at 12% (NPV12) to a variation over a range of 20% above and below the base case in: (1) average selling prices and (2) cash production costs. 8% 10% 12% 15% Pre-Tax 14.5 11.6 9.6 7.7 After-Tax 14.5 11.6 9.6 7.7 Table 12.3: DCF-NPV Analysis NPV ($ millions) -20% -15% -10% -5% 0% 5% 10% 15% 20% -20% 2.8 13.4 24.1 32.7 40.2 47.6 55.0 62.4 69.8 -15% -6.1 4.5 15.1 25.8 34.0 41.3 48.7 56.1 63.5 -10% -15.1 -4.4 6.2 16.8 27.3 35.1 42.5 49.9 57.3 -5% -24.0 -13.4 -2.7 7.9 18.6 28.7 36.3 43.7 51.1 0% -33.0 -22.3 -11.7 -1.0 9.6 20.3 30.0 37.5 44.9 5% -41.9 -31.3 -20.6 -10.0 0.7 11.3 22.0 31.3 38.7 10% -50.8 -40.2 -29.6 -18.9 -8.3 2.4 13.0 23.7 32.5 15% -59.8 -49.1 -38.5 -27.8 -17.2 -6.6 4.1 14.7 25.4 20% -68.7 -58.1 -47.4 -36.8 -26.1 -15.5 -4.9 5.8 16.4 C as h P ro du ct io n C os ts Table 12.4: After-Tax NPV12 Sensitivity Analysis ($ millions) Revenues

12-6 JOHN T. BOYD COMPANY As expected, the project is most sensitive to changes in product pricing and production costs. Under the current financial and operating assumptions, the Ottawa Mine’s economic performance is relatively sensitive to small changes in key inputs (e.g., commodity prices, operating costs). The project is less sensitive to capital costs. There is little to no impact varying the capital costs from 70% to 130% of the base case. Smart Sand has a demonstrated operating history through varying demand cycles in its end-use markets. During periods of reduced demand or pricing pressure, Smart Sand may moderate production levels, prioritize higher-margin product specifications, defer non-essential capital expenditures, and implement cost-control measures at the Ottawa Mine. Conversely, during periods of stronger downstream demand, the operation has the capacity to increase throughput within existing infrastructure constraints to enhance operating margins. Such operational adjustments are expected to remain within the parameters of the life- of-mine plan and do not materially impact the economic viability of the frac sand reserves as estimated using the long-term pricing assumptions adopted herein. q:\eng_wp\3555.027 ss - utica fy25\wp\report\ch-12 - economic analysis.docx

13-1 JOHN T. BOYD COMPANY 13.0 PERMITTING AND COMPLIANCE 13.1 Permitting Requirements and Status Several permits, and compliance with federal, state, and municipal regulations are required for mining, processing, and related activities at the Ottawa Mine. The Illinois Department of Natural Resources (IDNR) requires a Surface Mining Permit for all operations that affect over 10 acres per year by mining, or removing more than 10 ft of overburden (soil overlying the rock or mineral being extracted). A Surface Mining Permit application requires the operator to submit an operating plan that illustrates how the land will be affected by mining operations as well as a reclamation plan that describes how the mined land will be restored for future use. The mine reclamation plan must be submitted for review to the LaSalle County Board. If the County Board requests, a public hearing will be scheduled by the IDNR to receive comments on the proposed reclamation plan. The Ottawa operation has a current IDNR permit. Additional permitting is regulated by Illinois state governmental agencies—The Illinois Environmental Protection Agency (IEPA) or the IDNR. Permitting requirements include various Air Permits and Storm Water Management permits. Land Use Permits and Special Use Permits are in place for the City of LaSalle for zoning and the mining and processing of material. A summary of the permits for the Ottawa Mine is provided in Table 13.1, below. BOYD reviewed the permits necessary to support continued operations at the Ottawa Mine, with the required permits appearing to be valid and in good standing. The approved permits and certifications are adequate for the continued operation of the mine and processing facilities. New permits, permit revisions, and/or renewals may be necessary from time to time to facilitate future operations. Given sufficient time and planning, Smart Sand should be able to secure new permits, as required, to maintain its planned operations within the context of current regulations.

13-2 JOHN T. BOYD COMPANY 13.2 Environmental Studies It is BOYD’s understanding that various studies related to environmental impacts and air quality monitoring have been completed for the Ottawa Mine. As part of the state and federal permitting process, various environmental assessments have been conducted and reviewed by the relevant local, state, and federal agencies. As the necessary permits for mining and processing operations have been issued, it is BOYD’s understanding that all environmental assessments have been accepted by the relevant regulatory bodies, and no material issues were found. 13.3 Waste Disposal and Water Management The coarse refuse generated from the sand processing operations is stockpiled and used in the construction of impoundments or backfilled into dredge ponds or previously mined pits. The fine refuse generated from the sand processing operations is disposed of by pumping it into dredge or impoundment ponds. Waste disposal facilities are in place for current mining operations, with plans to expand the disposal facilities to meet life of mine storage requirements. Please refer to Section 9.4 for a detailed description of these facilities. Water control structures are in place and function as required by regulatory agencies. 13.4 Compliance Mine safety is regulated by the federal government by MSHA, as are all mining operations. MSHA inspects the facilities, at a minimum of twice a year. Smart Sand’s safety record compares favorably with its regional peers. Based on our review of information provided by Smart Sand and available public information, it is BOYD’s opinion that the Ottawa Sand Mine’s record of compliance with applicable mining, water quality, and environmental regulations is generally typical for that of the industry. BOYD is not aware of any regulatory violation or compliance issue which would materially impact the frac sand reserve estimate. 13.5 Plans, Negotiations, or Agreements New permits and certain permit amendments/revisions require public notification. The public is made aware of pending permits by advertisement in local newspapers. Additionally, a copy of the application is retained at the local county’s public library for

13-3 JOHN T. BOYD COMPANY review. A comment period follows the last advertisement date to allow the public to submit comments to the regulatory authority. BOYD is not aware of any community or stakeholder concerns, impacts, negotiations, or agreements that would materially impact the estimated frac sand reserves. 13.6 Post-Mining Land Use and Reclamation Under current regulations in Illinois, the IDNR Land Reclamation division, part of the Department of Mines and Minerals, governs surface mining reclamation under the Surface-Mined Land Conservation and Reclamation Act of 1971. IDNR outlines requirements to ensure proper reclamation of post-mined lands to meet conditions that are suitable for productive future land use while minimizing environmental impacts. Reclamation requirements are generally to be met within a period of three years after active use. Local ordinances for non-metallic mining reclamation plans are also enforced by each county, or incorporated areas within a county, that ensure non-metallic mining operations are reclaimed to meet standardized reclamation requirements, ground stabilization, revegetation, surface water management, groundwater quality, development and restoration of natural habitats, and the removal of refuse. As a matter of good mining practice, Smart Sand acts to conduct progressive reclamation throughout the operation’s mining life to minimize risk and costs at closure. Mine site reclamation costs are included in the capital and operating costs discussed in Chapter 11 and included in the economic analysis presented in Chapter 12. 13.7 Local Procurement and Hiring BOYD is not aware of any commitments for local procurement or hiring. Smart Sand reports making efforts to source supplies and materials from regional vendors. The workforce is likewise located in the regional area. Smart Sand’s stated core values include making positive impacts in the communities in which it operates. In addition to the payment of income taxes and other local community taxes such as property taxes and royalties, Smart Sand supports, financially and otherwise, local community endeavors. q:\eng_wp\3555.027 ss - utica fy25\wp\report\ch-13 - permitting and compliance.docx

14-1 JOHN T. BOYD COMPANY 14.0 INTERPRETATION AND CONCLUSIONS 14.1 Findings BOYD’s independent technical assessment was conducted in accordance with S-K 1300 and concludes: • Sufficient data have been obtained through the site exploration and sampling programs and mining operations to support the geological interpretations of the sand deposit underlying the Ottawa property. The data are of sufficient quantity and reliability to reasonably support the sand resource and sand reserve estimates presented in this report. • BOYD is of the opinion that our data validation efforts: (1) adequately confirm the reasonableness of the geologic interpretations, resource estimation criteria, and economic assumptions; and (2) support the use of the data in frac sand resource/reserve estimation. • The 125.3 million product tons of frac sand reserves (as of December 31, 2025) identified on the property are reasonably and appropriately supported by technical studies, which consider expected geologic conditions, planned mining and processing operations, forecasted product revenues, and operating and capital cost estimates. As such, BOYD is of the opinion that there are reasonable expectations that the stated frac sand reserves for the Ottawa Mine are technically, economically, and legally extractable as of December 31, 2025. • To our knowledge, there is no other relevant data or information considered material to the Ottawa Mine that would impact or change this TRS. 14.2 Significant Risks and Uncertainties The ability of Smart Sand, or any mining company, to achieve production and financial projections is dependent on numerous factors. These factors primarily include site-specific geological conditions, the capabilities of management and operational personnel, product sales prices and market conditions, environmental issues, securing permit renewals and bonds, and developing and operating mines in a safe and efficient manner. Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining company. It is our understanding that Smart Sand continuously assesses these factors and adjusts operating plans as a matter of course. As a mining operation with an established history of commercial success, there is a high degree of certainty for the Ottawa Mine under the current and foreseeable operating

14-2 JOHN T. BOYD COMPANY environment. However, it should be noted that frac sand is generally marketed exclusively to the energy sector which has historically faced more volatility than many other industries. Subject specific assessments of risk are presented in the relevant sections of this report. 14.3 Recommendations Based on the current status of the Ottawa Mine, BOYD has no recommendations for additional work relevant to the subject frac sand reserves at this time. q:\eng_wp\3555.027 ss - utica fy25\wp\report\ch-14 - conclusions.docx